MANAGEMENT INFORMATION CIRCULAR

MARCH 31, 2021

IN RESPECT OF THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF HUDBAY MINERALS INC.

TO BE HELD ON
MAY 17, 2021

HUDBAY

HUDBAY MINERALS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the "Meeting") of Hudbay Minerals Inc. ("Hudbay") will be held by way of a virtual meeting, accessible at https://web.lumiagm.com/266110387, on Monday, May 17, 2021 at 1:00 p.m. (Eastern Time), for the following purposes:

1. to receive Hudbay's audited consolidated financial statements for the years ended December 31, 2020 and 2019 and the auditor's report thereon;

2. to elect the directors of Hudbay;

3. to appoint Deloitte LLP as Hudbay's auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor's remuneration;

4. to consider and, if deemed appropriate, to approve a non-binding advisory resolution on executive compensation; and

5. to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth the "Matters to be Acted Upon at the Meeting" in Hudbay's Management Information Circular dated March 31, 2021 (the "Circular").

Important Notice Regarding the Availability of Proxy Materials for the Meeting

This year we are using "notice and access" to deliver to shareholders the Circular, Hudbay's audited consolidated financial statements for the years ended December 31, 2020 and 2019 and management's discussion and analysis related thereto and any other proxy-related materials (collectively, the "Proxy-Related Materials") by providing electronic access to such documents instead of mailing paper copies. Notice and access is an environmentally friendly and cost-effective way to distribute these materials since it reduces printing, paper and postage.

The Proxy-Related Materials are available on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219 and under our profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Please be sure to review the Circular before voting.

Should you wish to receive a paper copy of the Proxy-Related Materials or if you have any questions about notice and access, please contact our transfer agent, TSX Trust Company, by toll-free telephone at 1-866-600-5869 or by email at TMXEInvestorServices@tmx.com. Paper copies of the Proxy-Related Materials will be made available free of charge. A paper copy will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting and within one year of date the Proxy-Related Materials were filed on SEDAR. If you wish to receive a paper copy of any of these documents before the May 13, 2021 voting deadline, please contact TSX Trust Company by May 3, 2021.

Important Notice Regarding the Virtual Meeting

Hudbay is once again holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location will have an opportunity to participate at the Meeting.

Shareholders may vote their common shares online or by mail according to the directions on the form of proxy or voting instruction form, as applicable. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/266110387. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting. However, such non-registered shareholders may still attend the Meeting as guests.

Shareholders who are unable to attend the virtual Meeting are requested to complete, date, sign and return their form of proxy so that as large a representation as possible may be had at the Meeting.

Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, after submitting their form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a Control Number to participate in the Meeting and only being able to attend as a guest.

Hudbay's Board of Directors has fixed the close of business on March 29, 2021 as the record date, being the date for the determination of the registered holders of Hudbay common shares entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof.  Shareholders who acquire common shares after March 29, 2021 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting.

Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with Hudbay's transfer agent, TSX Trust Company, by completing and delivering the form of proxy in accordance with the instructions indicated thereon, no later than 1:00 p.m. (Eastern Time) on May 13, 2021 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy. Note that non-registered holders should ensure that their voting instruction form is submitted in accordance with the timeline provided therein, which may be a date prior to the deadline on which proxies must be deposited.

DATED at Toronto, Ontario this 31st day of March, 2021.

By Order of the Board of Directors

/s/ Cheryl Fiebelkorn

Cheryl Fiebelkorn
Assistant Corporate Secretary

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2021 MANGEMENT INFORMATION CIRCULAR | 1

LETTER TO SHAREHOLDERS FROM THE CHAIR OF THE BOARD

Dear Shareholder,

When we look back at 2020, the first thing we think of will be the COVID-19 pandemic. Never in our company's 90+ year history has something like this affected the lives of each and every one of our stakeholders. However, when we think of Hudbay in 2020, the impact of COVID-19 is only part of the story as our team delivered outstanding performance in all aspects of our business.

Strong Operating Performance in 2020

When COVID-related lockdowns were first imposed early in the year, many of our employees were forced to work from home, while others were asked to navigate restrictive COVID protocols at our sites to ensure a safe workplace. In Peru, the impact of the pandemic was severe and led to a two-month government mandated civil shutdown that required us to temporarily close our Constancia mine. We adjusted our production guidance for Constancia to reflect the shutdown and the mine quickly ramped back up to full production for the rest of the year.

At our Manitoba operations, following a production disruption at our 777 mine, the team not only completed the repairs ahead of schedule, but they took the opportunity during the stoppage to move personnel and equipment to our Lalor mine. This enabled us to produce an additional 650 tonnes per day and validate the production assumptions in our new optimized life of mine plan for the Snow Lake operations. Despite these challenges and COVID-related restrictions, we met or exceeded our production and operating cost guidance for Manitoba, while achieving record production levels at Lalor and record throughput at our Stall mill.

Our exploration team added to our success in 2020. In Manitoba, we continued to grow our reserves at Lalor, and defined new gold reserves at nearby satellite deposits that will extend the mine life of our Snow Lake operations to 2037. We also upgraded the resources at our 1901 deposit and initiated prefeasibility work to incorporate the mining of 1901 into our operations. The region remains very prospective and we look forward to continued exploration success. In Peru, we added significant reserves at Constancia with the discovery of the Constancia North zone and have a number of exciting prospects in close proximity to Constancia.

This strong performance, along with gains in the copper price throughout the year, helped us to achieve an increase in our share price of 66% in 2020.

The Board is most proud of how our employees were able to achieve these results with very strong safety performance, notwithstanding the challenges caused by the pandemic.

Looking Forward

In 2021, we are planning to deliver on two key growth initiatives that will help to optimize our operations in Manitoba and Peru. These high-return, low-capital brownfield expansion projects will generate a quick payback and significant returns for our shareholders.

The refurbishment of our New Britannia gold mill will allow our Snow Lake gold production to average over 180,000 ounces per year over the first six years of operation and will mark the transition of our Snow Lake operations from a base metals operation to a primary gold producer. We recently released a new mine plan for Lalor and the Snow Lake operations that shows the combined impact of the start of operations at the New Britannia mill, along with additional production capacity at Lalor will enable a production rate of 5,300 tonnes per day starting in 2023.

In Peru, after signing a community agreement and completing the Consulta Previa Consultation process in 2020, in April 2021, we acquired the final surface rights required to enable development of our high-grade Pampacancha deposit. Development activities at Pampacancha are underway and we look forward to bringing the deposit into production during the second quarter.

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In Arizona, while we await the outcome of our appeal against the federal court decision revoking Rosemont's key permit, we are excited about the exploration results we recently released at Copper World and our team continues to pursue ways to add value at Rosemont. Meanwhile, we've taken the opportunity during the downtime to unlock significant value at our Mason deposit in Nevada. We acquired Mason in 2018 for approximately $20 million and, in April 2021, we released the results of a preliminary economic assessment that shows a substantial increase in Mason's value.

Engagement with our Shareholders and Approach to ESG

In 2020, our 20 largest shareholders were offered meetings with myself and other members of our Board of Directors to talk about Hudbay's governance and other topics of interest. We were happy to meet with shareholders representing in aggregate 35% of our outstanding shares. Among the topics discussed were our growth initiatives, governance, our approach to executive compensation and company strategy. More than ever this year, our shareholders were interested to hear about our approach to Environmental, Social and Governance ("ESG") initiatives. The level of interest in ESG matters from investors in all sectors is admirable, and is aligned with how we've always approached our business - we recognize the need to deliver returns to our shareholders, but we have always endeavoured to do so in a socially responsible manner. This means that our absolute priority is to have a safe workplace so all of our employees can go home at the end of the day. It also means investing in the communities near our operations and ensuring the safety of our tailings facilities. A focus on the communities has been particularly important during the pandemic. We made several donations to charities supporting local families in Northern Manitoba, and in Peru we donated basic necessities along with medical equipment and supplies to communities throughout our area of influence.

The Board was also pleased to adopt a target of 30% female directors as part of an enhanced Diversity Policy and support our CEO, Peter Kukielski, as he committed to the BlackNorth Initiative's CEO pledge to fight anti-black systemic racism and advance opportunities for black and indigenous people and people of colour (BIPOC) to succeed in the business community.

As our thinking on ESG evolves, we are increasing our focus on our longer-term impact and ways in which we can further reduce our energy consumption and greenhouse gas emissions. We will embrace the challenges posed by society's transition from carbon-based fuels to a more sustainable approach. However, along with the challenges, this new world brings Hudbay opportunities. Copper is a critical metal as the world transitions to a green economy. It is used in electric vehicles and infrastructure projects, and renewable energy sources that support a greener, more sustainable, future. We've recently seen a surge in demand for copper and, while the price will undoubtedly rise and fall in the near term, we foresee steady demand growth in the longer term. Along with our current copper production, our opportunities at Rosemont and Mason demonstrate the strength of our project pipeline, as we believe we have two of the best undeveloped copper projects in the world. We look forward to our management team delivering on our near-term growth, while pursuing our long-term strategy in a manner that promotes sustainable development.

We encourage you to vote at our annual and special meeting of shareholders and we thank you for your continued support.

Stephen A. Lang

Chair, Board of Directors

2021 MANGEMENT INFORMATION CIRCULAR | 3

HUDBAY

Our Commitment to ESG

We recognize the need to provide returns to our shareholders, and we have always endeavoured to do so in a responsible manner with regard to the interests of all of our stakeholders. Our approach to sustainability and environmental, social and governance (ESG) considerations requires that we act in accordance with the highest ethical standards, consistent with our values of dignity and respect, caring, openness and trustworthiness.

Early in 2020, Hudbay recognized the challenge posed by the COVID-19 pandemic, particularly to our operations in remote locations. Consistent with our values, we mounted a coordinated, company-wide response that enabled us to meet our top priority, keeping our employees, contractors and communities safe while remaining productive. We also recognized that our communities were struggling during the pandemic and assisted with procuring food and medical supplies and donated to charities and community organizations to ease the burden caused by COVID.

60

Tonnes of basic necessities (including rice, sugar, noodles) delivered in 2020 to seven rural communities in Chumbivilcas province near our Constancia mine in Peru

40K+

In 2020, our operations performed 40,000+ COVID tests on incoming and outgoing camp employees

$58 million

Amount of spending with local suppliers at our Manitoba and Peru operations

SAFE GUARD

Our Constancia mine was the first mine in Peru to receive the SAFEGUARD certification from Bureau Veritas, for full compliance with the protocols of their COVID-19 surveillance plan

---

GA-1

Awarded the highest score (GA-1) by Moody's Investor Services for our overall governance practices

30% 20%

Percentage representation of females and visible minorities, respectively, on Hudbay's Board of Directors

90%

9 of the 10 members of our Board of Directors are independent of Hudbay and no director has served on the Board for more than 8 years

Top Quartile

The prominent investor research and advisory firm MSCI ranked Hudbay's corporate governance in the top quartile of all companies they assess

For more information on our corporate governance, see "Statement of Corporate Governance Practices."

HUDBAY

#1

Our Constancia mine has the best safety track record of all Peruvian mining companies

AA

The ratings received by our Manitoba and Peru Business Units in the Toward Sustainable Mining assessment of compliance with their Tailings Management Protocol

20

Number of mines successfully reclaimed by our Manitoba Business over our 90+ year history

$60 million

Amount of our investment in our legacy Flin Flon tailings facility between 2020 and 2022 to ensure compliance with evolving industry standards and expectations

---

Across all our operating sites and office locations, OneHudbay is the foundation for how we work. It formalizes our approach for embedding Hudbay's values across the organization and sets universal expectations regarding leadership practices and processes. The overall goal of OneHudbay is to build trust and an accountability-based organization, which leads to higher job satisfaction and stronger employee engagement.

15%

Percentage of our workforce in Manitoba that self-identifies as Indigenous

16%

Percentage of our workforce in Peru who are from the Andean communities near our Constancia mine

In 2020 our CEO signed the BlackNorth pledge, in support of ending anti-Black systemic racism and creating opportunities for the Black, Indigenous and People of Colour (BIPOC) community

All 128 of our contractor and employee security personnel received human rights training in 2020

For more details on our sustainability and ESG practices, please read our latest Annual Sustainability Report, which is available on our website at www.hudbay.com.

MANAGEMENT INFORMATION CIRCULAR

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Hudbay Minerals Inc. for use at the Annual and Special Meeting of Shareholders (the "Meeting") to be held on Monday, May 17, 2021 at 1:00 p.m. (Eastern Time), or at any postponement or adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting") that accompanies this Circular.

Due to the COVID-19 pandemic, the Meeting will be held as a completely virtual meeting, which will be conducted via live webcast at https://web.lumiagm.com/266110387. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the Meeting online is provided in this Circular.

References in this Circular to "we", "us", "our" and similar terms, as well as references to "Hudbay", the "Company" and the "Corporation", refer to Hudbay Minerals Inc. and references to "Board" refer to our board of directors.  Unless otherwise indicated, the information in this Circular is given as at March 31, 2021 and all dollar references in this Circular are to Canadian dollars, unless otherwise stated.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

  If you are a registered holder of our common shares (each, a "Hudbay Share"), a form of proxy has been sent to you that you can use to vote in advance of at the Meeting, or you may vote online at our virtual Meeting as described in this Circular. The form of proxy is also available on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219, and under our profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.
  If you are a non-registered holder and your Hudbay Shares are held by an intermediary (such as a broker or financial institution), you will receive a voting instruction form ("VIF") and should follow the instructions provided with such form.

To reduce printing and mailing costs, Hudbay will use the "notice and access" delivery model ("Notice and Access") to conduct the solicitation of proxies in connection with this Circular. Proxies may also be solicited by telephone or other form of correspondence. The cost of preparing this Circular and other materials relating to the Meeting and the cost of soliciting proxies has been or will be borne by us. Hudbay will also pay the fees and costs of intermediaries for their services in transmitting proxy-related material in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"). This cost is expected to be nominal.

NOTICE AND ACCESS

Hudbay is using Notice and Access for both registered and non-registered owners of Hudbay Shares, which allows the Company to furnish proxy materials online to shareholders instead of mailing paper copies of such materials. Using Notice and Access, the Company can deliver proxy-related materials by (i) posting this Circular (and other proxy related materials) on a website other than SEDAR and (ii) sending a notice informing shareholders that this Circular and proxy related materials have been posted and explaining how to access such materials (the "N&A Notice").

On or around April 15, 2021, the Company will send to holders of Hudbay Shares of record as of the record date a notice package containing the N&A Notice and the relevant voting document (a form of proxy or VIF, as applicable). The N&A Notice will contain basic information about the Meeting and the matters to be voted on, instructions on how to access the proxy materials, including this Circular and Hudbay's audited consolidated financial statements for the years ended December 31, 2020 and 2019 and management's discussion and analysis related thereto (together with this Circular, the "Proxy-Related Materials"), an explanation of the Notice and Access process and details of how to obtain a paper copy of the Proxy-Related Materials upon request at no cost.

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The Proxy-Related Materials are available on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219 and under our profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Shareholders who want to receive a paper copy of the Proxy-Related Materials or who have questions about Notice and Access may contact our transfer agent, TSX Trust Company, by toll-free telephone at 1-866-600-5869 or by email at TMXEInvestorServices@tmx.com. In order to receive a paper copy in time to vote before the Meeting, requests should be received by May 3, 2021.

VOTING INFORMATION

VOTING MATTERS

At the Meeting, shareholders are voting on the:

  election of directors;
  appointment of our auditor for 2021 and the authorization of our Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration; and
  approval of a non-binding advisory resolution on executive compensation.

WHO CAN VOTE

The record date for the Meeting is March 29, 2021.  Our transfer agent has prepared a list, as of the close of business on the record date, of the registered holders of Hudbay Shares.  A holder of Hudbay Shares whose name appears on such list is entitled to vote the shares on such list at the Meeting.  Each Hudbay Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

VOTING YOUR COMMON SHARES AT THE MEETING

This year we are once again holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location will have an opportunity to participate at the Meeting.

Given this relatively new format, all shareholders are strongly advised to carefully read the voting instructions below that are applicable to them as well as the Virtual AGM User Guide on page 91 of this Circular.

Registered Shareholders

If you were a registered shareholder on the record date, you may vote online at the virtual Meeting at https://web.lumiagm.com/266110387. Click on 'I have a Control Number' and you will be prompted to enter your twelve digit TSX Control Number and the password hudbay2021 (case sensitive). You must be connected to the internet at all times to be able to vote and it is your responsibility to make sure you stay connected for the entire Meeting. Registered shareholders on the record date who voted prior to the Meeting do not need to vote again during the Meeting.

Alternatively, you may give another person authority to represent you and vote your shares online at the virtual Meeting, as described below under the heading ''Voting Your Common Shares by Proxy''.

Non-Registered Shareholders

It is possible that your Hudbay Shares are registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution.  If your shares are registered in the name of an intermediary, you are a non-registered shareholder.  Your intermediary is entitled to vote the Hudbay Shares held by it and beneficially owned by you on the record date. However, it must first seek your instructions as to how to vote your Hudbay Shares or otherwise make arrangements so that you may vote your Hudbay Shares directly.  An intermediary is not entitled to vote the Hudbay Shares held by it without written instructions from the beneficial owner.  You may vote your Hudbay Shares through your intermediary or online at the virtual Meeting by taking the appropriate steps, which are the same for objecting beneficial owners ("OBO") and non-objecting beneficial owners ("NOBO") of Hudbay Shares.  You are an OBO if you have not allowed your intermediary to disclose your ownership information to us.  You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

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Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting, however such non-registered shareholders may still attend the meeting as guests through the live webcast at https://web.lumiagm.com/266110387.

NOBOs and OBOs

NOBOs and OBOs should carefully review the instructions provided to them by their intermediary regarding how to provide voting instructions or how to obtain a proxy with respect to their Hudbay Shares. Such shareholders may also wish to contact their intermediary directly in order to obtain instructions regarding how to vote Hudbay Shares that they beneficially own. Proxy-related materials will be sent by the Company indirectly to "non-objecting beneficial owners" and the Company intends to pay for intermediaries to deliver proxy-related materials and Form 54-101F7 (the request for voting instructions) to "objecting beneficial owners", in accordance with NI 54-101.

Please note that if you are a NOBO or an OBO and you wish to vote online at the virtual Meeting, you will not be recognized at the Meeting for the purpose of voting Hudbay Shares registered in the name of an intermediary unless you appoint yourself as a proxyholder and register with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75 (see "Appointing a Proxyholder" below).  In order to do this, you should follow the instructions on the VIF and, in so doing, specify your own name as the person whom you are appointing as proxy for the purposes of voting your Hudbay Shares.  You are reminded that any voting instructions should be communicated to your intermediary in accordance with the procedures set out in the VIF well in advance of the May 13, 2021 deadline for the receipt of proxies.

VOTING YOUR COMMON SHARES BY PROXY

If you will not be able to attend and vote online at the virtual Meeting, you may vote in advance by using the form of proxy or VIF that has been provided to you.  A proxy or VIF must be properly completed in writing and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Hudbay's transfer agent, TSX Trust Company, prior to 1:00 p.m. (Eastern Time) on May 13, 2021, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Registered shareholders may provide their voting instructions by any of the following means:

  by mail to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 (a pre-paid, pre-addressed return envelope is enclosed);
  by courier to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1;
  by fax to +1-416-595-9593; or
  by internet at www.voteproxyonline.com.

Non-registered shareholders may provide their voting instructions by mail, by telephone or online at www.proxyvote.com by following the instructions provided to them in their VIF.

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Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Hudbay Shares, or you can let your proxyholder decide for you.

All Hudbay Shares represented by properly completed proxies received by Hudbay's transfer agent, TSX Trust Company, no later than 1:00 p.m. (Eastern Time) on May 13, 2021 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted for, against or withheld from voting, in accordance with your instructions as specified in the proxy.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your Hudbay Shares on your form of proxy, your proxyholder must vote your Hudbay Shares according to your instructions.  If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Hudbay Shares as he or she sees fit.  If neither you nor your proxyholder gives specific instructions, your Hudbay Shares will be voted as follows:

  FOR the election of each of the ten director nominees;
  FOR the appointment of Deloitte LLP as our auditor for 2021 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration; and
  FOR the non-binding advisory resolution approving our approach to executive compensation.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement of the Meeting or continuation after an adjournment of the Meeting) and to vote your Hudbay Shares. You have the right to appoint a person or company other than the Hudbay representatives named as proxyholders to represent you at the Meeting. To do so, simply fill in the proxyholder's name in the blank space provided on the enclosed form of proxy.  If you leave the space in the form of proxy blank, the persons designated in the form, who are our Chair and our President and Chief Executive Officer, are appointed to act as your proxyholder.

Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy or VIF (including a non-registered shareholder who wishes to appoint themselves to attend) must carefully follow the instructions in the Circular and on their form of proxy or VIF. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75, after submitting their form of proxy or VIF. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a Control Number to participate in the Meeting and only being able to attend as a guest.

Revoking your Proxy

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

  you may send another form of proxy with a later date to our transfer agent, TSX Trust Company, but it must reach the transfer agent no later than 1:00 p.m. (Eastern Time) on May 13, 2021 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;
  you may deliver a signed written statement, stating that you want to revoke your form of proxy, to our Corporate Secretary no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5; or
  you may revoke your form of proxy in any other manner permitted by law.

If as a registered shareholder you are using your control number to log in to the Meeting, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot vote.

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Only registered holders have the right to revoke a proxy. Non-registered holders who wish to change their vote must make appropriate arrangements with their respective dealers or other intermediaries.

Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

ADDITIONAL MATTERS PRESENTED AT THE MEETING

The form of proxy or VIF confers discretionary authority upon the persons named as proxyholders therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjournment thereof.  Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the VIF, your Hudbay Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

You have the right to appoint a person or company other than the Hudbay representatives named as proxyholders to represent you at the Meeting. If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, the Hudbay representatives named as proxies will vote in their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS

The Hudbay Shares are the only shares which entitle shareholders to vote at the Meeting.  The holders of Hudbay Shares are entitled to one vote per share.  The presence of at least two people holding or representing by proxy at least 25% of the total number of votes attached to the issued common shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at March 30, 2021, 261,420,227 Hudbay Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Hudbay, based upon filings made with Canadian and United States securities regulators on or before the date of this Circular, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities are as follows:

Name	Number of Hudbay Shares	% of Outstanding Hudbay Shares
Waterton Global Resource Management, Inc.(1)	43,855,287	16.8%
GMT Capital Corporation (U.S.)(2)	40,299,520	15.4%

1. According to Waterton Global Resource Management, Inc.'s System for Electronic Disclosure by Insiders report as of March 30, 2021.

2. According to GMT Capital Corp.'s System for Electronic Disclosure by Insiders report as of March 30, 2021.

10 | 2021 HUDBAY MINERALS INC.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Hudbay is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 promulgated under the U.S. Exchange Act.  Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

MATTERS TO BE ACTED UPON AT THE MEETING

1. FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended December 31, 2020 and 2019 and the auditor's report thereon will be presented at the Meeting.

2. ELECTION OF DIRECTORS

Our articles provide that the Board may consist of a minimum of six and a maximum of thirteen directors. Our board is currently composed of ten directors.  The Board has determined to nominate each of the ten persons listed below for election as a director at the Meeting.  All of the nominees are current members of our Board (See "Nominees for Election as Directors" below).  The Board recommends that shareholders vote FOR the election of each of the ten nominees as directors.

Each director elected at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

Majority Voting Policy and Advance Notice By-Law

Pursuant to our Corporate Governance Guidelines (a copy of which can be found at Schedule "A"), we have adopted a majority voting policy governing the election of directors.  Pursuant to such policy, a nominee proposed for election as a director who receives a greater number of votes "withheld" than votes "for" his or her election must immediately offer to tender his or her resignation (which would be effective upon acceptance by the Board) to the Chair of the Board.  The Corporate Governance and Nominating Committee (the "CGN Committee") will expeditiously consider, and make a recommendation to the Board whether to accept, that offer to resign.  The Board of Directors will accept the offer to resign, absent exceptional circumstances, and within 90 days following the meeting of shareholders.  The Corporate Governance Guidelines provide that a director who offers to tender his or her resignation in this context should not participate in the deliberations of the Board or any of its Committees pertaining to such resignation.  This policy applies only in circumstances involving an uncontested election of directors, being one in which the number of director nominees does not exceed the number of directors to be elected and in respect of which no proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Board.

In addition, our Advance Notice By-Law (a copy of which is available on SEDAR at www.sedar.com), ensures that all shareholders receive adequate notice of director nominations and sufficient time and information regarding nominees to make informed voting decisions. The Advance Notice By-Law fixes a deadline by which holders of record of Common Shares must submit director nominations to our secretary prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice for an effective nomination to occur. Our Advance Notice By-Law is intended to facilitate an orderly and efficient process for the election of directors.

On a vote by a show of hands, each of the ten incumbent nominees listed below was elected as a director of Hudbay at our annual and special meeting of shareholders held on May 21, 2020 (the "2020 meeting").  We received proxies representing 172,558,339 Hudbay Shares in connection with the 2020 meeting representing 66.045% of our outstanding Common Shares.  Based on these proxies, each director received the following favourable votes cast by proxy:

2021 MANGEMENT INFORMATION CIRCULAR | 11

Director	Percentage of Favourable Votes Cast by Proxy	Number of Favourable Votes Cast by Proxy
Carol T. Banducci	99.65%	166,795,209
Igor A. Gonzales	95.43%	159,720,385
Richard Howes	99.47%	166,495,111
Sarah B. Kavanagh	99.48%	166,497,357
Carin S. Knickel	99.53%	166,581,489
Peter Kukielski	99.51%	166,546,157
Stephen A. Lang	97.18%	162,646,247
Daniel Muñiz Quintanilla	99.44%	166,443,883
Colin Osborne	99.56%	166,636,550
David S. Smith	99.38%	166,342,613

Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the form of proxy intend to vote FOR the election of each of the nominees whose names are set forth below:

Carol T. Banducci	Peter Kukielski
Igor A. Gonzales	Stephen A. Lang
Richard Howes	Daniel Muñiz Quintanilla
Sarah B. Kavanagh	Colin Osborne
Carin S. Knickel	David S. Smith

We do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees unable to serve.

The following tables set forth biographical and other information on each proposed nominee.

12 | 2021 HUDBAY MINERALS INC.

CAROL T. BANDUCCI

Principal Occupation: Corporate Director

Ms. Banducci announced her retirement as IAMGOLD's Executive Vice President and Chief Financial Officer effective March 31, 2021.  Ms Banducci brings more than 30 years of business leadership experience built over a career which has included corporate and operational senior finance leadership roles with businesses operating around the world.  At IAMGOLD Ms. Banducci helped shape and drive the strategy of a complex business operating successfully in challenging jurisdictions.  She provided financial leadership and insight to ensure business operations and capital decisions were grounded in sound financial criteria.  She also served as chair of Niobec Inc., a wholly-owned subsidiary of IAMGOLD, prior to orchestrating the $530 million sale of the business.  She served previously as a senior leader of a major plastics and polymer producer, making important contributions to a restructuring and turnaround of the business and, once it was sold, provided leadership to comprehensive integration, restructuring and cost-improvement initiatives.  Prior to this, Ms. Banducci served as Chief Financial Officer of Orica Explosives North America and ICI Explosives Canada & Latin America - a global business selling product in 35 countries.

She is a member of the National Association of Corporate Directors (USA), the Financial Executives Institute of Canada and a past member of the Canadian Board Diversity Council.  Ms. Banducci has been recognized three times as one of 'Canada's Most Powerful Women- Top 100" and in 2019 was inducted into the Women's Executive Network Hall of Fame.  Also, in 2018, Ms. Banducci was recognized by Women in Mining as one of the 100 Global Inspirational Women in Mining.  Ms. Banducci holds a Bachelor of Commerce from the University of Toronto and has also completed the Institute of Corporate Directors Program at the Rotman School of Business.

Toronto, Ontario, Canada
Age	61
Director Since	2017
Independent	Yes
Hudbay Shares Held(1)	Nil
Deferred Share Units Held	128,261
Total Value of Hudbay Shares and DSUs(2)	$1,218,914
2020 Hudbay Board & Committee Membership
Event	Meetings	Attendance(3)
Board	8 of 9	89%
Audit Committee (Chair)	5 of 6	83%
Environmental, Health, Safety and Sustainability Committee	4 of 5	80%
Other Public Board Directorships	Areas of Expertise/Experience:
Euro Ressources S.A.(4) (2009 to 2010; 2014 to 2019) Thompson Creek Metals Company Inc. (2010 to 2016)	CEO/Senior Officer Mining/Resource Industry International Business Government Relations Corporate Governance Legal/Regulatory/Permitting	Leadership Finance and M&A Human Resources/Executive Compensation Marketing Risk Management

3. Ms. Banducci's absences were due to the death of a close family member.

4. Euro Ressources S.A. is an indirect, majority owned subsidiary of IAMGOLD.

2021 MANGEMENT INFORMATION CIRCULAR | 13

IGOR A. GONZALES

Principal Occupation: Chief Operating Officer of Appian Capital

Mr. Gonzales is from Cusco, Peru and has more than 30 years of experience in the mining industry.  He joined Appian Capital as Chief Operating Officer in June 2020 following over three years as President and CEO of Sierra Metals.  Prior to that, he was with Compañia de Minas Buenaventura S.A.A. from November 2014 to May 2017, serving as Vice President of Operations and Barrick Gold Corporation from 1998 to 2013, serving as President of Barrick Gold South America for seven years, and later as Executive Vice President and Chief Operating Officer.  Between 1980 and 1996, Mr. Gonzales served in various roles with Southern Peru Copper Corporation.

Mr. Gonzales has a Bachelor of Science degree in Chemical Engineering from the University of San Antonio Abad in Cusco, Peru, and was a Fulbright Scholar at the New Mexico Institute of Mining and Technology, where he earned a Master of Science degree in Extractive Metallurgy.

Lima, Peru
Age	66
Director Since	2013
Independent	Yes
Hudbay Shares Held(1)	Nil
Deferred Share Units Held	95,360
Total Value of Hudbay Shares and DSUs(2)	$904,013
2020 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	9 of 9	100%
Environmental, Health, Safety and Sustainability Committee	5 of 5	100%
Technical Committee	5 of 6	83%
Other Public Board Directorships	Areas of Expertise/Experience:
Harte Gold Corporation (2020 to Present) Gatos Silver, Inc. (2020 to Present) Sierra Metals Inc. (2013 to 2020) Compañia de Minas Buenaventura S.A. (2014 to 2017)	CEO/Senior Officer Mining/Resource Industry International Business Environmental, Health, Safety and Sustainability Risk Management Leadership	Operations Government Relations Human Resources/Executive Compensation Marketing

14 | 2021 HUDBAY MINERALS INC.

RICHARD HOWES

Principal Occupation: Corporate Director

Mr. Howes retired as the President and Chief Executive Officer of Dundee Precious Metals after serving in that role for seven years.  He is a Professional Mining Engineer with over 37 years' experience in the mining industry.  He is a visionary leader in mining, organizational innovation and transformation to create competitive advantage and was recognized as the Outstanding Innovator of 2016 by the International Mining Technology Hall of Fame.  Throughout his career, Mr. Howes has been closely associated with the practices that make for world-class mining operations, including Inco's North Mine, which won the 2006 Ryan Award as the safest mine in Canada.  His extensive industry experience includes progressive technical, operating, management and project roles in many of the largest underground mines and mining companies throughout Canada and internationally.

Mr. Howes attended Queen's University where he earned a Bachelor of Science in Mining Engineering.  He is also a member of The Institute of Corporate Directors.

Toronto, Ontario, Canada
Age	63
Director Since	2019
Independent	Yes
Hudbay Shares Held(1)	13,408
Deferred Share Units Held	66,626
Total Value of Hudbay Shares and DSUs(2)	$758,722
2020 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	9 of 9	100%
Compensation and Human Resources Committee	6 of 6	100%
Technical Committee	6 of 6	100%
Other Public Board Directorships	Areas of Expertise/Experience:
Torex Gold Resources Inc. (2020 to Present) Dundee Precious Metals Inc. (2012 to 2020) Sabina Gold and Silver (2018 to 2020)	CEO/ Senior Officer Mining/ Resource Industry International Business Environment, Health, Safety and Sustainability Human Resources/ Executive Compensation	Leadership Operations Government Relations Risk Management

2021 MANGEMENT INFORMATION CIRCULAR | 15

SARAH B. KAVANAGH

Principal Occupation: Corporate Director

Sarah B. Kavanagh is an experienced public company director. She has more than 30 years of capital markets experience and business leadership built over a long career in both senior investment banking and senior corporate financial roles in the United States and Canada.

Ms. Kavanagh is a corporate director and a former Commissioner at the Ontario Securities Commission, where she served from 2011 to 2016.  Between 1999 and 2010, Ms. Kavanagh served in a number of senior investment banking roles at Scotia Capital Inc.  She has also held senior financial positions in the corporate sector.

She was awarded a leadership award by Women in Capital Markets in 2008 and was recognized as one of Canada's Most Powerful Women:  Top 100 in the director category in 2015.

Sarah currently serves as a director of Bausch Heath Companies, a director of WPT Industrial REIT, a director and Chair of the Audit Committee of AST and AST (Canada) and a director and Chair of the Audit Committee of Sustainable Development Technology Canada.

Ms. Kavanagh graduated from Harvard Business School with a Master's in Business Administration and received a Bachelor of Arts degree in Economics from Williams College in Williamstown, Massachusetts.  Ms. Kavanagh completed the Directors Education Program at the Institute of Corporate Directors in 2011.

Toronto, Ontario, Canada
Age	64
Director Since	2013
Independent	Yes
Hudbay Shares Held(1)	Nil
Deferred Share Units Held	95,360
Total Value of Hudbay Shares and DSUs(2)	$904,013
2020 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	9 of 9	100%
Environmental, Health, Safety and Sustainability Committee (Chair)	5 of 5	100%
Corporate Governance and Nominating Committee	3 of 3	100%
Other Public Board Directorships	Areas of Expertise/Experience:
Bausch Heath Companies Inc. (2016 to Present) WPT Industrial Real Estate Investment Trust (2013 to Present)	CEO/ Senior Officer Finance and M&A Mining/Resource Industry Environment, Health, Safety and Sustainability Human Resources/ Executive Compensation	Leadership International Business Corporate Governance Legal/ Regulatory/ Permitting Risk Management

16 | 2021 HUDBAY MINERALS INC.

CARIN S. KNICKEL

Principal Occupation: Corporate Director

Carin S. Knickel has over 30 years' of experience in the energy industry, holding senior operating, planning and business development positions throughout her career in the US and Europe, and leading the integration of businesses, processes and people following transactions.

Carin spent over 30 years at ConocoPhillips, the world's largest independent exploration and production company, where she most recently served as Corporate Vice President, Global Human Resources from 2003 until her retirement in May 2012.  She joined ConocoPhillips in 1979 and held various senior operating positions in wholesale marketing, refining, transportation and commercial trading as well as leadership roles in planning and business development throughout her career in the U.S. and Europe.  She also transformed the human resources function from a disparate organization of five pre-merger companies to a global shared-service organization, delivering more than US$30 million in merger synergies.  Prior to that, Carin held roles as President of Specialty Businesses where she managed a portfolio of technology-based businesses with revenues of US$2.1 billion, and also served as Vice President, Carbon Businesses, where she was appointed to lead a start-up carbon fiber business, overseeing the first US$200 million demonstration plant.

She currently serves as a director on the board of Vermilion Energy Inc.  She also serves as a Trustee for the Colorado/Wyoming Chapter of the National Multiple Sclerosis Society and previously served as Chair.  Carin holds a Bachelor of Science, Marketing from the University of Colorado and a Master of Science in Management from the Massachusetts Institute of Technology.

Golden, Colorado, United States
Age	64
Director Since	2015
Independent	Yes
Hudbay Shares Held(1)	26,825
Deferred Share Units Held	184,841
Total Value of Hudbay Shares and DSUs(2)	$2,006,594
2020 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	9 of 9	100%
Compensation and Human Resources Committee (Chair)	6 of 6	100%
Corporate Governance and Nominating Committee	3 of 3	100%
Other Public Board Directorships	Areas of Expertise/Experience:
Vermillion Energy Inc. (2018 to Present) Whiting Petroleum Corp. (2015 to 2020)	CEO/ Senior Officer Mining/ Resource Industry Operations Human Resources/ Executive Compensation Environment, Health, Safety and Sustainability Risk Management	Leadership Finance and M&A International Business Corporate Governance Marketing

2021 MANGEMENT INFORMATION CIRCULAR | 17

PETER KUKIELSKI

Principal Occupation: President and Chief Executive Officer, Hudbay Minerals Inc.

Peter Kukielski was appointed President and Chief Executive Officer in January 2020 after serving as Interim Chief Executive Officer since July 2019.  Peter has more than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors, having overseen operations across the globe for companies.

Most recently, Mr. Kukielski was President and Chief Executive Officer of Nevsun Resources Ltd. From May 2017 until the acquisition of Nevsun in December 2018.  From 2013 to 2017, Mr. Kukielski was Chief Executive Officer of Amenka Resources, a private company backed by Warbug Pincus to invest in global mining assets.  From 2008 to 2013, he was the Chief Executive, Mining for ArcelorMittal, responsible for 27 operating mines and three major development projects, within 12 countries.  From 2006 to 2008, Mr. Kukielski was the Chief Operating Officer of Teck Resources, responsible for the copper, zinc, gold and the metallurgical coal operations and projects. From 2001 to 2006, he was with Falconbridge (originally Noranda) in senior roles, including Chief Operating Officer, and in years prior he had various increasingly senior roles with other major mining companies, including experience in engineering, commissioning and operating significant mines in a wide variety of international jurisdictions.

Mr. Kukielski has a Master's of Science degree in Civil Engineering from Stanford University in California.

Toronto, Ontario, Canada
Age	64
Director Since	2019
Independent	No
Hudbay Shares Held(1)	24,091
Deferred Share Units Held	188,301
Restricted and Performance Share Units Held	594,682
Total Value of Hudbay Shares and DSUs(2)	$7,651,062
2020 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	9 of 9	100%

Other Public Board Directorships	Areas of Expertise/Experience:
Norsk Hydro ASA (2019 to Present) Nevsun Resources Ltd. (2017 to 2018) South32 Limited (2015 to 2017)	CEO/ Senior Officer Mining/ Resource Industry Operations Government Relations Corporate Governance Marketing	Leadership Finance and M&A International Business Environment, Health, Safety and Sustainability Risk Management

18 | 2021 HUDBAY MINERALS INC.

STEPHEN A. LANG

Principal Occupation: Corporate Director

Stephen A. Lang was appointed Chair of Hudbay's board of directors in October 2019.  Stephen has over 40 years of experience in the mining industry, including engineering, development and production at gold, copper, coal and platinum group metals operations.  He was Chief Executive Officer of Centerra Gold Inc. from 2008 to 2012 and served as Centerra's Board Chair from 2012 to 2019.  Mr. Lang has also held senior operating positions at Stillwater Mining Company, Barrick Gold Corporation, Rio Algom Limited and Kinross Mining Corporation.

Mr. Lang holds a Bachelor of Science degree and a Master's degree in mining engineering from the University of Missouri-Rolla.

Columbia, Missouri, United States
Age	65
Director Since	2019
Independent	Yes
Hudbay Shares Held(1)	65,000
Deferred Share Units Held	56,552
Total Value of Hudbay Shares and DSUs(2)	$1,152,313
2020 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	9 of 9	100%
Compensation and Human Resources Committee	6 of 6	100%
Corporate Governance and Nominating Committee	3 of 3	100%
Technical Committee	6 of 6	100%
Other Public Board Directorships	Areas of Expertise/Experience:

Argonaut Gold Inc. (2020 to Present)

Bear Creek Mining Corporation (2014 to Present)

International Tower Hill Mines Ltd. (2014 to Present)

Alio Gold Inc. (2014 to 2020)

Centerra Gold Inc. (2007 to 2020)

CEO/ Senior Officer Mining/ Resource Industry International Business Environment, Health, Safety and Sustainability	Leadership Operations Government Relations Corporate Governance

2021 MANGEMENT INFORMATION CIRCULAR | 19

DANIEL MUÑIZ QUINTANILLA

Principal Occupation: Corporate Director

Daniel Muñiz Quintanilla was formerly Managing Director and Executive Vice President of Americas Mining, the holding company of the Mining Division of Grupo Mexico, which has operations in Peru, Mexico, US and Spain.

Until July 2018, he was a member of the Board of Directors and Executive Vice President of Southern Copper, a subsidiary of Americas Mining, where he led several successful M&A, joint venture and other similar transactions leading to the acquisition and integration of several world-class assets into Grupo Mexico.  Mr. Muñiz Quintanilla previously acted as Executive President & Chief Executive Officer of Industrial Minera Mexico S.A. de C.V., the Underground Mining Division of Grupo Mexico.  He also acted as Chief Financial Officer of Grupo Mexico, during which time he successfully raised more than $10 billion for the company through a variety of securities, including bonds, structured bonds and project finance.

Mr. Muñiz Quintanilla holds a Masters degree in Business Administration from Instituto de Empresa in Madrid, Spain and a Masters degree in Financial Law from Georgetown University in Washington D.C. He also holds a Law Degree from Universidad Iberoamericana in Mexico City, Mexico.

Mexico City, Mexico
Age	47
Director Since	2019
Independent	Yes
Hudbay Shares Held(1)	10,000
Deferred Share Units Held	35,360
Total Value of Hudbay Shares and DSUs(2)	$430,013
2020 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	9 of 9	100%
Audit Committee	6 of 6	100%
Environmental, Health, Safety and Sustainability Committee	5 of 5	100%
Other Public Board Directorships	Areas of Expertise/Experience:
Gatos Silver, Inc. (as of April 1, 2021) Brookfield Infrastructure Partners LP (2019 to Present)	CEO/ Senior Officer Mining/ Resource Industry Government Relations Finance and M&A	Leadership International Business Legal/ Regulatory/ Permitting Risk Management

20 | 2021 HUDBAY MINERALS INC.

COLIN OSBORNE

Principal Occupation: President and CEO, Samuel, Son & Co.

Colin Osborne has over 30 years' experience in capital-intensive metals, mining and industrial manufacturing businesses.  He is a seasoned executive with extensive experience providing leadership and direction in some of the most complex types of industrial and commodity-based businesses.  He possesses a demonstrated track record of improving earnings and cash flow in highly competitive environments.

Colin is President and CEO at Samuel Son & Co., one of North America's largest commodity metals supply chain, distribution and manufacturing companies, where he led the transformation of a multi-segment, $5 billion business, repositioned the leadership team, put plans in place to optimize the portfolio, and increased EBITDA by 35%.  He joined Samuel Son & Co. in August 2015.  From October 2007 through June 2015, Mr. Osborne was Chief Executive Officer and President of Vicwest Inc., and prior to that he was the Chief Operating Officer at Stelco Inc. where his duties included overseeing mining operations.

Mr. Osborne has completed the Executive Program at Queen's University School of Business and holds a Bachelor of Engineering in Mining and Metallurgy from McGill University.

Burlington, Ontario, Canada
Age	56
Director Since	2018
Independent	Yes
Hudbay Shares Held(1)	25,000
Deferred Share Units Held	106,204
Total Value of Hudbay Shares and DSUs(2)	$1,244,155
2020 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	9 of 9	100%
Technical Committee (Chair)	6 of 6	100%
Audit Committee	6 of 6	100%
Other Public Board Directorships	Areas of Expertise/Experience:
N/A	CEO/ Senior Officer Mining/ Resource Industry Operations Environment, Health, Safety and Sustainability Corporate Governance Marketing	Leadership Finance and M&A International Business Human Resources/ Executive Compensation Risk Management

2021 MANGEMENT INFORMATION CIRCULAR | 21

DAVID S. SMITH

Principal Occupation:  Corporate Director

David S. Smith is a Corporate Director who has had a career on both the finance and the supply sides of business within the mining sector, with extensive international exposure.

Mr. Smith has more than 30 years of financial and executive leadership experience.  Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc., a major equipment supplier to the mining industry with significant operations in Canada and South America, from 2009 to 2014.  Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. in various senior positions and 4 years with PriceWaterhouseCoopers.

Mr. Smith has been involved in the acquisition, development, financing and operations of base/precious metal mines. During his tenure as a director at Nevsun Resources Ltd., he was the chair of the audit committee, member of the corporate governance committee and oversaw the strategic review leading to the C$1.8 billion takeover offer from Zijin Mining.  In addition, while acting as a director at Dominion Diamond Corporation, he was chair of the audit committee and member of the compensation committee, and a member of the special committee that led the $1.2 billion sale to Washington Companies.

Mr. Smith currently is a director of Pretium Resources Inc. and is a member of the Board of Governors of Collingwood School. Mr. Smith holds a Bachelor's of Science degree in Business Administration from California State University, Sacramento.  He has also completed the Institute of Corporate Directors course, Directors Education Program (ICD.D).

West Vancouver, British Columbia, Canada
Age	62
Director Since	2019
Independent	Yes
Hudbay Shares Held(1)	14,000
Deferred Share Units Held	35,360
Total Value of Hudbay Shares and DSUs(2)	$467,933
2020 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	9 of 9	100%
Corporate Governance and Nominating Committee (Chair)	3 of 3	100%
Compensation and Human Resources Committee	6 of 6	100%
Other Public Board Directorships	Areas of Expertise/Experience:
Pretium Resources Inc. (2017 to Present) Nevsun Resources Ltd. (2017 to 2018) Paramount Gold Nevada Corp. (2015 to 2018) Dominion Diamond Corporation (2016 to 2017)	CEO/ Senior Officer Mining/ Resource Industry International Business Human Resources/ Executive Compensation Risk Management	Leadership Finance and M&A Government Relations Corporate Governance Legal/ Regulatory/ Permitting

1 The Hudbay Shares indicated for each Hudbay Nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as at March 12, 2021. The information about Hudbay Shares over which control or direction is exercised, not being within the knowledge of Hudbay, has been furnished by the respective Hudbay Nominee. Unless otherwise indicated, beneficial ownership is direct and the Hudbay Nominee has sole voting and investment power.

2 Based on the $9.48 closing price of Hudbay Shares on the Toronto Stock Exchange on March 12, 2021.

22 | 2021 HUDBAY MINERALS INC.

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, to the best of our knowledge, no nominee is, or has been within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that was:

• subject to an order that was issued while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

• subject to an order that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

• is, or has been within the ten years before the date of this Circular, a director or executive officer of any company that, while the nominee was acting in that capacity, or within a year of the nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

• has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.

Stephen A. Lang was a director of Hycroft Mining Corporation ("Hycroft"), (formerly Allied Nevada Gold Corp.) which, on March 10, 2015, together with certain of its direct and indirect subsidiaries, filed voluntary petitions of relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Delaware Bankruptcy Court"). On October 8, 2015, Hycroft's Plan of Reorganization was approved by the Delaware Bankruptcy Court, and effective October 22, 2015, Hycroft completed its financial restructuring process and emerged from Chapter 11 bankruptcy.

Carin S. Knickel was a director of Whiting Petroleum Corporation ("Whiting"), which together with certain subsidiaries, commenced voluntary Chapter 11 cases under the United States Bankruptcy Code on March 31, 2020. On September 1, 2020, Whiting announced that it had successfully completed its financial restructuring and emerged from Chapter 11 protection. Whiting officially concluded its reorganization after completing all required actions and satisfying the remaining conditions to its Plan of Reorganization.

Penalties or Sanctions

To the best of our knowledge, no nominee has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for the nominee.

3. APPOINTMENT OF AUDITOR

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Deloitte LLP ("Deloitte"), as our auditor until the close of our next annual meeting of shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the auditor.

Deloitte was first appointed as our auditor on May 6, 2005.  For the year ended December 31, 2020, Deloitte was paid $1,852,140 for audit services and $687,253 for audit-related services.  Deloitte was not paid any fees for tax-related services or other fees in 2020.  All non-audit services provided by Deloitte are subject to pre-approval by our Audit Committee.  Additional information regarding the compensation of Deloitte is contained in our Annual Information Form for the year ended December 31, 2020 under the heading "Audit Committee Disclosure".  Our Annual Information Form may be found on our website at www.hudbay.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

2021 MANGEMENT INFORMATION CIRCULAR | 23

The Board recommends that shareholders vote FOR the appointment of Deloitte as Hudbay's auditor and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration.

4. SAY ON PAY ADVISORY VOTE

Hudbay's compensation model is designed to: (i) provide competitive compensation to attract and retain talented high-achievers and appropriately incent them to achieve our strategic and operational objectives; and (ii) align the interests of our executives with the long-term interests of our shareholders. Detailed disclosure of Hudbay's executive compensation program can be found under the heading "Statement of Executive Compensation" found later in this Circular.

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback from shareholders on our approach to executive compensation. As a formal opportunity to provide their views on the disclosed objectives of Hudbay's compensation model, shareholders are asked to review and vote in a non-binding, advisory manner, on the following resolution:

"BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular."

As an advisory vote, the resolution will not be binding on the Board. However, the Compensation and Human Resources Committee and the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with Hudbay's compensation philosophy (see the "Statement of Executive Compensation" for details).

Hudbay will disclose the results of the Say-on-Pay advisory vote as part of its report on voting results for the meeting.

The Board recommends that shareholders vote FOR the advisory resolution approving Hudbay's approach to executive compensation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board believes that sound corporate governance practices are essential to the effective management of Hudbay and the protection of its employees, shareholders and other stakeholders.  Our Board oversees the management of our business and affairs with a view to ensuring that shareholder value is enhanced without compromising our commitment to environmental, social and governance ("ESG") principles, and the highest standards of ethical conduct are adhered to.

Our Board has adopted corporate governance policies and procedures to assist it in fulfilling this oversight role.  The Board fulfills its mandate directly and through its Committees.  The directors are kept informed of our operations at regular and special Board and Committee meetings as well as through reports and discussions with management.  We believe Hudbay is best served by a Board that functions independently of management and is informed and engaged.

We regularly monitor our corporate governance policies and procedures with a view to ensuring that they continue to guide the Board and management to act in the best interests of Hudbay and our stakeholders.

Our Corporate Governance Guidelines (including the Board Charter) are set out in Schedule "A" to this Circular and can be viewed at our website at www.hudbay.com. The following is a description of Hudbay's corporate governance practices as approved by the Board.

24 | 2021 HUDBAY MINERALS INC.

Highlights of Hudbay's Corporate Governance Practices

- ✓ ***Board Independence:*** the Chair and all of Hudbay's directors, other than Mr. Kukielski, are independent; the Committees of the Board are composed entirely of independent directors; and independent directors meet without management present at all regular Board and Committee meetings.
- ✓ ***Gender and Diversity:*** Hudbay has a written policy for the identification and nomination of director candidates who are diverse in all respects, including gender, and the policy sets a target for the company to have at least 30% female directors on the Board. Currently, 30% of our directors are female.
- ✓ ***Majority Voting and Advance Notice:*** Hudbay has adopted a majority voting policy and advance notice by-law governing the election of directors and the advance notice requirements for such elections.
- ✓ ***Board Composition and Skills:*** the Board has developed a skills matrix that is used by the CGN Committee to evaluate the current composition and strengths of the Board as well as the skills and experience that should be sought in new director nominees.
- ✓ ***Board Renewal:*** the Board is focused on renewal, as evidenced by the addition of five new directors in the past two years and the fact that no director has served longer than eight years.
- ✓ ***Director Education:*** the Board regularly receives presentations on educational topics and strategy and visits our operations and key development projects (although site visits were not possible in 2020 due to COVID-19).
- ✓ ***No Overboarding:*** the Chair of the Board must approve any other directorships held by our directors and none of our directors currently sit on the board of more than three other reporting issuers.
- ✓ ***Prohibition on Multiple Interlocking Directorships:*** directors are prohibited from having more than one interlocking directorship without the approval of the CGN Committee.
- ✓ ***Ethical Business Conduct:*** Hudbay is committed to conducting business honestly, ethically and fairly and has adopted a Code of Business Conduct and Ethics, a Statement on Anti-Corruption, a Global Supplier Due Diligence Policy, a Supplier Code of Conduct and Ethics and a Human Rights Policy and regularly carries out certification and training programs with regard to its key compliance policies.
- ✓ ***Disclosure Policy:*** Hudbay has a Disclosure Policy that requires the company to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis. Hudbay's Disclosure Committee reviews and supervises the preparation of all public disclosure and is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy.
- ✓ ***Risk Management:*** Hudbay has a formalized risk management program that has been approved by the Board, on the recommendation of the Audit Committee. As part of this process, the Board and its Committees receive quarterly risk reporting from management and plans are in place to monitor, manage and report on the principal risks. In addition, Hudbay has an internal audit function that is responsible for establishing a flexible, risk-based annual audit plan and reports to the Audit Committee.
- ✓ ***Shareholder Engagement:*** the Board is committed to a dialogue with our shareholders and other stakeholders about our commitment to corporate governance, ESG practices, executive compensation program other matters of interest and has adopted a Shareholder Engagement Policy with this in mind.
- ✓ ***Succession Planning:*** Hudbay has a formal process for succession planning for its executive officers, with the Board overseeing CEO succession and the Compensation and Human Resources Committee overseeing management's succession plans for other executives.
- ✓ ***ESG Oversight and Governance:*** governance of sustainability starts at the Board level. Hudbay's EHSS Committee has been delegated oversight authority over the Company's human rights, environmental, health and safety policies, programs and systems and other Committees have been delegated oversight over other ESG matters such as tailings, and diversity and inclusion.
- ✓ ***Board and Committee Evaluations:*** a formal evaluation of the performance and effectiveness of the Board and its Committees is carried out annually under the supervision of the CGN Committee.

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BOARD OF DIRECTORS: THE ROLE OF THE BOARD

The Board mandate has been formalized in a written Board Charter that sets out specific responsibilities, which include:

• reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

• reviewing the principal strategic, operational, reporting and compliance risks for Hudbay and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks;

• ensuring, with the assistance of the CGN Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the CGN Committee;

• ensuring internal controls and management information systems are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee;

• assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation and Human Resources Committee;

• ensuring we have in place a policy for effective communication with shareholders, other stakeholders and the public generally; and

• reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies.  To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.

With the assistance of the CGN Committee, the Board has considered the relationship to Hudbay of each of the nominees for election by the shareholders and has determined that nine of the ten directors nominated for election at the Meeting are independent. The following table sets out the relationship of the nominees for election as directors to Hudbay.

Name	Independent	Not Independent	Reason for Non-Independent Status
Carol T. Banducci	√
Igor A. Gonzales	√
Richard Howes	√
Sarah B. Kavanagh	√
Carin S. Knickel	√
Peter Kukielski		√	President and Chief Executive Officer of Hudbay
Stephen A. Lang	√
Daniel Muñiz Quintanilla	√
Colin Osborne	√
David S. Smith	√

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Restrictions on Board Membership at Other Entities

Our Corporate Governance Guidelines prohibit our directors from having more than one interlocking directorship (being one in which two or more of our directors sit together on the board of another reporting issuer), without the approval of our CGN Committee. As of April 1, 2021, only two of our directors have an interlocking directorship and sit together on the board of another reporting issuer.

Our Corporate Governance Guidelines do not restrict the number of public company boards on which our directors may sit.  However, our Code of Business Conduct and Ethics requires that the Chair approve any other directorships held by our directors.  In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, none of our directors sit on the boards of more than three other reporting issuers.

For more information about the nominees for election at the Meeting, including a listing of the reporting issuers on whose boards our nominee directors sit, see above under the heading "Election of Directors - Nominees for Election as Directors".

Independent Chair

In addition to having a majority of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management.  Those procedures include having a Chair who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management.  The responsibilities of the Chair include acting as a liaison between the Board and the Chief Executive Officer, working with the Chief Executive Officer to ensure that the Board is appropriately involved in approving and supervising Hudbay's strategy and recommending procedures to enhance the work of the Board.  The Board has also adopted a position description for the Chair of each of the Board Committees.  The full position descriptions of the Board Chair and the Chair of each Committee, including a complete list of their responsibilities, which have been approved by the Board, are available on our website at www.hudbay.com.

CEO Position Description

The Board has approved a position description for the Chief Executive Officer (available on our website at www.hudbay.com), which delegates to the CEO the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-range goals, strategies, plans and policies, subject to the direction and oversight of the Board. The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management's current and proposed courses of action.  The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Hudbay.

Board Composition and Skills

The CGN Committee, which is composed entirely of independent directors, assists the Board in identifying skills and areas of expertise that are desirable to add to the Board, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings, and directors to be appointed to each Committee and as the Chair of each Committee.  In doing so, the CGN Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees. The following Board skills matrix sets out the skills and expertise that the Board considers important to fulfill its oversight role in respect of Hudbay, the specific skills and expertise of each director nominee and the current strengths of the Board as a whole.

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	Carol Banducci	Igor Gonzales	Richard Howes	Sarah Kavanagh	Carin Knickel	Peter Kukielski	Stephen Lang	Daniel Muñiz Quintanilla	Colin Osborne	David Smith
CEO/Senior Officer	√	√	√	√	√	√	√	√	√	√
Leadership	√	√	√	√	√	√	√	√	√	√
Mining/Resource Industry	√	√	√		√	√	√	√	√	√
Finance and M&A	√			√	√	√		√	√	√
Operations		√	√		√	√	√		√
International Business	√	√	√	√	√	√	√	√	√	√
Government Relations	√	√	√			√	√	√		√
Environment, Health, Safety and Sustainability		√	√	√	√	√	√		√
Human Resources/ Executive Compensation	√	√	√	√	√				√	√
Corporate Governance	√			√	√	√	√		√	√
Risk Management	√	√	√	√	√	√		√	√	√
Marketing	√	√			√	√			√
Legal/Regulatory /Permitting	√			√				√		√

Each director is required to complete a self-assessment of his or her skills and such data is compiled into the matrix. The Board skills matrix is maintained to identify and evaluate the competencies and skills of its members based on the individual experience and background of each director and to identify areas for strengthening the Board, if any, and address them through the recruitment of new members.

In assessing individual director nominees, the CGN Committee considers, in addition to the skills and expertise highlighted in the Board skills matrix, the following criteria: (i) judgment and character; (ii) diversity of the Board, including diversity of gender, viewpoints, backgrounds, experiences and other demographics (and the target for at least 30% women directors as described in our Diversity Policy below); and (iii) the extent to which the interplay of a nominee's expertise, skills, knowledge and experience with that of other members of the Board will build a Board that is effective, collegial and responsive to our needs.

Board and Committee Evaluations

Annually, under the supervision of the CGN Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board and its Committees. As part of this process, each director and members of senior management are interviewed by a member of the CGN Committee to assess the performance of the Board and the individual directors, the independence of the Board, its relationship with senior management, the performance of the Chair, the Board's role in shaping company culture and any other issues of concern. The results of these interviews were reviewed by the CGN Committee at its meeting on January 20, 2021, then reported to the Board by the Chair of the CGN Committee. A formal written report was then circulated to the directors and members of senior management, and the Chair of the CGN Committee, the Board Chair and the President and CEO are working to ensure the recommendations contained in the report are implemented.

Members of each Committee are also provided questionnaires that deal with the performance of the Committee and its Chair and ask the Committee members to raise any matters of concern. The results of these questionnaires are discussed during in camera sessions of the Committees.

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Age and Term Limits; Focus on Board Renewal

We do not have age or term limits for service on the Board. Instead, the Board focuses on renewal, as evidenced by the addition of five new directors in the past two years and the fact that no director has served longer than eight years. As part of this focus on board renewal, the Board is vigilant in monitoring the performance of each director and will ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

Board and Committee Meetings and Attendance

The Board meets a minimum of four times per year and as otherwise required.  Most Committees meet quarterly, or more frequently as deemed necessary by the applicable committee.  The frequency of meetings and nature of each meeting agenda depend on the business and affairs that Hudbay faces from time to time.  The table below provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2020.

Directors	Board of Directors	Audit Committee	Compensation & Human Resources Committee	Corporate Governance & Nominating Committee	EHSS Committee	Technical Committee	Totals
	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Overall % Attendance
Carol T. Banducci(1)	8 of 9	5 of 6			4 of 5		17	85%
Igor A. Gonzales	9 of 9				5 of 5	5 of 6	19	95%
Richard Howes	9 of 9		6 of 6			6 of 6	21	100%
Sarah B. Kavanagh	9 of 9			3 of 3	5 of 5		17	100%
Carin S. Knickel	9 of 9		6 of 6	3 of 3			18	100%
Peter Kukielski	9 of 9						9	100%
Stephen A. Lang	9 of 9		6 of 6	3 of 3		6 of 6	24	100%
Daniel Muñiz Quintanilla	9 of 9	6 of 6			5 of 5		20	100%
Colin Osborne	9 of 9	6 of 6				6 of 6	21	100%
David S. Smith	9 of 9		6 of 6	3 of 3			18	100%

1. Ms. Banducci's absences were due to the death of a close family member.

In Camera Sessions without Management

The independent members of the Board meet without management in in camera sessions at all regular Board meetings. During the year ended December 31, 2020, the Board held in camera sessions of the independent directors at six Board meetings. In addition, all of the committees hold in camera sessions without the presence of management at each regular meeting.

Director Orientation and Continuing Education

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with Hudbay and its business. New directors are provided with a comprehensive series of documents which includes, among other things, information about the duties and obligations of directors (including copies of the Code of Business Conduct and Ethics, Governance Guidelines and Board Charter, Committee charters and Hudbay policies), descriptions of our organizational structure, operational reports, strategic plans, compensation plans, investor presentations and copies of our most recent core public disclosure documents. New directors are expected to meet with members of senior management and attend site visits at our key properties within a short period after joining the Board.  New directors are also invited to sit in on meetings of Committees of which they are not a member to get a sense of how these Committees operate.

Our directors are encouraged to attend third party educational programs and our Board members receive a membership with the Institute of Corporate Directors, where they have access to educational materials and are invited to training seminars throughout the year. In addition, we frequently include a director education topic on the agenda at Board meetings and dinners. This typically involves presentations to the Board by members of management and third party advisors in respect of our business and operations, corporate development, strategy, legal and regulatory matters, ESG topics and industry trends and practices.

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The following were among the educational and strategic presentations made to our Board in 2020:

Date	Topic	Attendees
February 20, 2020	Strategic Plan Review	9 of 10 Board Members
April 23, 2020	Investor Relations Overview	Full Board
May 14, 2020	Directors' and Officers' Duties	Full Board
July 13, 2020	Strategy and Corporate Development Update	Full Board
August 11, 2020	Epidemiologist Update on COVID-19	Full Board
October 16, 2020	IPRB Presentation on Tailings Management	Full Board
November 3, 2020	Consultant Presentation on ESG Disclosure	Full Board

DIVERSITY AND INCLUSION

In 2015, the Board amended our Corporate Governance Guidelines (a copy of which can be found at Schedule "A") to include a written policy for the identification and nomination of director candidates who are diverse in many respects, including gender. The Board has since approved a standalone written Diversity Policy to supplement our Corporate Governance Guidelines.

Our Diversity Policy seeks to ensure a diverse representation of women and designated groups (Aboriginal peoples, persons with disabilities and visible minorities) among the members of our Board and senior management. To ensure sustained progress in this regard, the Diversity Policy was revised in early 2021 to include a target for the company to have at least 30% women directors on the Board. This policy confirms the Board's commitment to diversity and inclusion as part of our core values and to setting a "tone at the top" that leads to greater diversity on the Board, in senior management and across the organization. The Board recognizes the need for continued progress in this regard and is focused on other ways to advance diversity and inclusion.

The CGN Committee is responsible for ensuring the objectives of our Diversity Policy are applied in identifying and evaluating candidates for the Board and the CEO is tasked with ensuring this with respect to senior management positions.  Pursuant to our Diversity Policy, in assessing individual director nominees, the CGN Committee considers, among other things, relevant skills and expertise, judgment and character, diversity (including diversity of gender, viewpoints, backgrounds, experiences and other demographics, such as the representation of Aboriginal peoples, persons with disabilities and visible minorities), and the extent to which the interplay of an individual's expertise, skills, knowledge and experience with that of other members of the Board will build a board that is effective, diverse, collegial and responsive to the needs of the Company.

To promote gender diversity, the Hudbay Women's Network ("HBWN"), was founded in 2018 by two female employees in our Manitoba Business Unit. The HBWN's founding principle is gender inclusion, and its goal is to support, connect and empower Hudbay employees by providing a vehicle for professional growth and a strong voice. The HBWN is supported by our female directors, who have met with the HBWN to share their experiences and provide mentoring.

In addition, in 2020, Hudbay's President and Chief Executive Officer, Peter Kukielski, joined other senior executives from Canadian public companies in a pledge to take action to end systemic racism and create opportunities for all of those in the underrepresented BIPOC (Black, Indigenous and People of Colour) community. The pledge is part of the BlackNorth Initiative and the recently formed Canadian Council of Business Leaders Against Anti-Black Systemic Racism. The BlackNorth Initiative aligns with Hudbay's values of dignity and respect, caring, openness and trustworthiness that are inherent in its corporate culture and in the company's decision-making and actions. The company's community engagement efforts are focused on creating opportunities for all members of the communities in which it operates. Through the BlackNorth Initiative, Hudbay intends to expand its efforts to help end systemic racism, and in 2020 the company made targeted charitable donations and established a Diversity and Inclusion Committee at the corporate office. In addition, Hudbay required all its employees and directors to complete an online diversity and inclusion training in late 2020 and early 2021, respectively.

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Although we do not have specific targets regarding directors and executive officers for each of the designated groups, we have a target of at least 30% women directors and believe that our Diversity Policy and Corporate Governance Guidelines, together with our other diversity and inclusion initiatives, encourage our CGN Committee and management to consider the current number of women and members of designated groups when selecting director candidates and members of senior management.

Hudbay intends to measure the effectiveness of its Diversity Policy and our other diversity and inclusion initiatives by looking at the increase in female representation and representation of other designated groups on the Board and in senior management positions over time. The Board presently has three female directors, Carol T. Banducci, Sarah B. Kavanagh and Carin S. Knickel, which meets the target of at least 30% women directors.

The Board and Senior Management recognize the need for increased diversity among senior management, including greater representation of female and BIPOC individuals. Consideration of executive appointments occurs in the context of our succession planning framework, which identifies potential successors for our current executives. While we are committed to ensuring diverse candidates are considered for executive roles, this will best be achieved by bringing in diverse and talented people to all levels of our organization and ensuring that they are given every opportunity to flourish and advance within the organization.

The number and percentage of our current directors and senior management who are women is as follows:

Female representation	Number of Women	Total Number	Percentage
Board of Directors	3	10	30%
Executive Officers	1	14	7%

The number and percentage of our current directors and executive officers who identify as a member of a designated group is as follows:

Designated groups	Number of people, persons or members	Total Number	Percentage
Members of visible minorities
Board of Directors	2	10	20%
Executive Officers	1	14	7%

1. None of our current directors or executive officers identify as Aboriginal peoples or persons with disabilities.

SUCCESSION PLANNING FOR EXECUTIVE OFFICERS

Hudbay has a formal process for succession planning for its executive officers. The Chief Executive Officer is responsible for overseeing the succession planning process for all executive roles below the CEO level. As part of this process, an employee's manager-once-removed (the manager of the employee's manager) is accountable for planning, assessing and monitoring the identification and development of successors to management and other key roles. Results are compiled by the Human Resources group and discussed among senior management, following which a formal succession plan is prepared. This plan was delivered by Mr. Kukielski to the Compensation and Human Resources Committee at its meeting in December 2020.

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Succession planning in 2020 included the identification of an emergency replacement, in a situation where a role unexpectedly became vacant but the incumbent was expected to return (i.e. if the incumbent was temporarily incapacitated by COVID-19 or other factors).

CEO succession planning is discussed during in camera meetings of the Compensation and Human Resources Committee and the full Board. At these meetings, the Compensation and Human Resources Committee and Board consider candidates with long-term potential to serve as Hudbay's CEO and they also identify candidates who could step into the role immediately in the event the CEO departs unexpectedly.

ETHICAL BUSINESS CONDUCT

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics, which was revised in December, 2019. The Code applies to all of our directors, officers and employees, our subsidiaries and affiliates and other persons in similar relationships with those entities. The Code addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Hudbay assets, fair dealing, rules and regulations and the reporting of illegal and unethical behaviour, including laws prohibiting improper payments to government officials.

In addition, we have adopted a Certification Policy, in accordance with which new employees must read the Code when hired or appointed and acknowledge that they will abide by the Code. The Certification Policy also requires that all directors, officers and active employees across the organization certify their understanding of the Code and acknowledge that they will abide by the Code on an annual basis. We regularly conduct training sessions across the organization relating to the applicable laws prohibiting bribery, to ensure that employees, especially those who may interact with government and other third parties, understand such laws and know how to comply with them. In early 2021, we completed an online certification campaign in which all active employees were provided copies of the Code and our key compliance policies (including anti-corruption policies) and asked to e-sign the policies to certify their understanding of the policies and their compliance therewith. In addition, targeted compliance training was carried out by our Peruvian business unit's compliance function in the fourth quarter of 2020, which training included virtual training of members of the community relations, legal, finance and human resources teams.

The Board has also adopted a Statement on Anti-Corruption to further demonstrate our commitment to conducting business honestly, ethically and in compliance with the laws of the jurisdictions in which we operate and have assets. In addition, our Global Supplier Due Diligence Policy and our Supplier Code of Conduct and Ethics are intended to ensure that we and our subsidiaries transact with suppliers who share our expectations for ethical conduct.

We encourage personnel who become aware of a conflict or potential conflict or departure from the Code to bring it to the attention of a supervisor or department head. The Board has adopted a Whistleblower Policy for employees and others to report concerns regarding, among other things, violations of the Code or anti-bribery legislation or concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters. These concerns may be reported to the Chair of the Audit Committee, who will promptly conduct or assign an individual, who may be a member of senior management or another person, to conduct a thorough investigation of the complaint. In addition, under the Whistleblower Policy, Hudbay has a third party hotline and website that allows individuals to report any concerns about inappropriate business conduct confidentially and anonymously. These concerns can be reported online, by mail or by phone.

The Board, through the Audit Committee, monitors compliance with the Code. Hudbay's Vice President and General Counsel provides day-to-day management over Hudbay's global compliance with the Code and other core policies, including management of our Whistleblower Policy and program, and reporting quarterly on such matters to the Audit Committee.

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Any waivers of the Code for directors or members of senior management may only be granted by the Board. The Board did not grant any waiver of the Code in 2020. In the unlikely event of such a waiver, it will be disclosed to shareholders as required by applicable law.

A copy of the Code may be accessed on our website at www.hudbay.com or on Hudbay's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. Copies of the Whistleblower Policy, Supplier Code of Conduct and Ethics and the Statement on Anti-Corruption may be accessed on our website at www.hudbay.com.

STRATEGIC PLANNING

The Board recognizes that one of its primary responsibilities is to provide direction and oversight to management in pursuit of the company's strategy. Senior management, led by the CEO, is responsible for presenting strategy plans to the Board for approval, and pursuing strategic opportunities and business objectives. The Board recognizes that consideration of the company's strategy and strategic opportunities must be an ongoing conversation with management and company strategy is discussed with management at every regular Board meeting. In addition, the Board received more detailed strategic presentations at its meetings in December 2019, February 2020 and July 2020.

RISK MANAGEMENT

A key element of the Board's responsibilities is to review the principal strategic, operational, reporting and compliance risks for the company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

The Board is ultimately responsible for providing overall governance of the risk management function, by approving the risk management policy and assessing the risk associated with Hudbay's strategy and corporate objectives, ensuring senior management has instituted processes to identify and inform the Board of material risks the company faces, and overseeing management of top tier risks through quarterly risk reporting (including the trends and potential impact of such risks) provided by management to the Board and its committees, as appropriate. In 2020, the charters of the CGN Committee, Compensation and Human Resources Committee, Technical Committee and EHSS Committee were revised to reflect each such committee's responsibility to monitor certain critical risks in accordance with the Corporation's enterprise risk management program.

The Audit Committee is responsible for assisting the Board and its Committees in their oversight and evaluation of the risk management process. In this capacity, the Audit Committee is responsible for, among other things, reviewing and overseeing our Risk Management Policy, approving a formalized, disciplined and integrated risk management process that is developed by senior management and, as appropriate, the Board and its Committees, to monitor, manage and report principal risks, reviewing the quarterly risk reporting provided by the risk management team and meeting with management to review and discuss management's timely identification of the most significant risks. Among its responsibilities, management is responsible for the effective and timely management of risks and for creating a supportive environment that encourages risk management practices.

Our Vice President, Risk Management is responsible for establishing a flexible, risk-based annual internal audit plan to determine the priorities of the internal audit function, consistent with Hudbay's strategic plan and aligned with the enterprise risk management program, including but not limited to risk registers and risk appetite and tolerance levels. The Audit Committee approves the annual internal audit plan.

ESG GOVERNANCE

Hudbay believes that continuously improving how we manage the social, environmental and economic risks, impacts and opportunities associated with our activities is critical for our long-term success. Our focus on sustainability helps us meet stakeholder expectations, benefit from positive developments and manage challenging circumstances.

Sustainability and ESG are embedded into Hudbay's overall management approach, and governance of these matters starts at the Board level. The EHSS Committee has been delegated oversight authority over the Company's human rights, environmental, health and safety and climate change policies, programs and systems and other committees have been delegated oversight of other matters such as tailings, and diversity and inclusion. Senior management has responsibility for the Company's overall sustainability governance processes while Business Unit and operations leaders are responsible for achieving and maintaining sustainable operations. Each operation has specialist personnel who are dedicated to the day-to-day management of health, safety, environmental, community relations and other social and human rights matters.

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As a member of the Mining Association of Canada, Hudbay participates in its Towards Sustainable Mining ("TSM") program, a leading sustainability standard in the mining industry. The TSM program is based on guiding principles and supported by a set of tools and performance indicators to ensure key mining risks are effectively managed. Participation in TSM supports accountability, transparency and credibility by evaluating and publicly reporting our performance across the following protocols and frameworks:

  Indigenous and Community Engagement
  Energy and Greenhouse Gas (GHG) Emissions Management
  Tailings Management
  Biodiversity Conservation Management
  Safety and Health
  Crisis Management and Communications Planning
  Water Stewardship
  Preventing Child and Forced Labour
  Mine Closure Framework

The TSM protocols and frameworks are incorporated into our overall management systems and company standards. Although we are only required to implement the program at our Canadian operations, we commit to implementing the program at all of our operations. The goal is for each facility to achieve a minimum of Level A - which is considered good performance and demonstrates that commitments and accountabilities are in place and consistent with the protocol - in all performance areas.

Hudbay has long believed that transparently disclosing our sustainability performance is good business and essential to earning and maintaining stakeholder trust. We have published an Annual Sustainability Report since 2004. Our 2020 Annual Sustainability Report will be published in the second quarter of 2021 and our 2019 report is available on our website at www.hudbay.com.

For several years, Hudbay has published its ESG disclosures in accordance with the GRI (Global Reporting Initiative) guidelines and standards. We have also participated in CDP's annual questionnaires on our greenhouse gas emissions, water management practices and forest-related risks and opportunities.

For many years, the GRI and CDP have been considered two of the most credible and widely adopted sustainability/ESG reporting frameworks. However, two other frameworks have recently emerged that reflect how reporting is evolving to include issues of interest to investors and other stakeholders. The Sustainability Accounting Standards Board (SASB) created a standardized methodology for reporting sustainability information that is material to investors and for allowing stakeholders to compare peer performance within an industry. The Task Force on Climate-related Financial Disclosures (TCFD) framework seeks to provide stakeholders in the financial markets (e.g., investors, lenders, insurers and regulators) climate-related information useful to decision making.

As investor interest in ESG matters increases, SASB and TCFD are emerging as equally credible standards and frameworks to GRI. As a result, our 2020 Annual Sustainability Report disclosures will be mapped to the GRI, the SASB Metals & Mining industry standard and the TCFD.

Because the multiple frameworks may have an unintended result of creating complexity and becoming onerous, there are several efforts underway to converge the various sustainability reporting standards into a single reporting framework. We are monitoring these developments as we continuously improve our reporting disclosures and transparency on our performance.

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OVERSIGHT OF COVID-19 RISKS

In 2020, the Board worked with senior management to ensure risks relating to COVID-19 were identified and mitigation plans were put in place. In addition to the normal risk management process, the Board held bi-weekly update calls with management during the early stages of the pandemic, which gradually transitioned to periodic updates once mitigation plans were in place.

Management's crisis management team, a multi-disciplinary group of head office employees, was activated and tasked with coordinating regular calls with the business units to receive updates and share knowledge on COVID-19 issues. The crisis management team also engaged an epidemiologist and public health expert to advise on the corporate office reopening plan and other business unit matters.

SHAREHOLDER ENGAGEMENT

We communicate with our shareholders in a wide variety of ways, including through our website, news releases and other public disclosure documents, investor presentations, industry conferences and meetings with our shareholders. We also hold conference calls in respect of quarterly earnings releases and major corporate developments and such calls are open to be heard by the public. Details of the notice of time, place, general substance and method of accessing any such call and instructions as to where the public will be able to access archived audio webcasts of the call are broadly disseminated.

The Board of Directors is committed to engaging in constructive communications with our shareholders and the Board maintains a Shareholder Engagement Policy, which is available on our website at www.hudbay.com. In addition to our annual general meeting, during which shareholders have the opportunity to interact with our directors, the policy expresses our directors' interest in meeting with key shareholders to discuss specific matters of mutual interest and concern.  As part of these efforts, in 2020, our Board Chair reached out to our 20 largest shareholders and offered to meet with such shareholders without management present to discuss governance topics of interest. This resulted in meetings between our Board Chair and certain members of our CGN Committee and Compensation and Human Resources Committee with shareholders representing, in aggregate, approximately 35% of the Corporation's outstanding shares.

Shareholders may also initiate communication directly with the Board by contacting our Chair by mail or email at:

Hudbay Minerals Inc.
Attention: Chair of the Board
25 York Street, Suite 800
Toronto, Ontario, Canada M5J 2V5
Email: Chair@hudbay.com

Our Chair and other members of our Board and management team continue to be in frequent contact with many of our shareholders and remain committed to constructive engagement with all shareholders.

DISCLOSURE POLICY

In addition to our timely and continuous disclosure obligations under applicable law, we also have a formal policy for dealing with analysts, shareholders and the media.  Our Disclosure Policy is intended to ensure that we provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants.

Hudbay's management has established a Disclosure Committee that is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy and otherwise in accordance with applicable securities laws.  The members of the Disclosure Committee generally include the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President and Chief Operating Officer, the Senior Vice President, Corporate Development and Strategy, the Vice President and General Counsel, the Director, Investor Relations and such other members of senior management deemed appropriate from time to time by the Disclosure Committee.

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The Disclosure Committee reviews and supervises the preparation of all news releases and public filings prior to their release and assists Hudbay management with their evaluation of the effectiveness of our disclosure controls.  In addition, the Board gives final approval of material disclosure items and all news releases and public filings disclosing Hudbay's financial performance are reviewed by the Audit Committee, which ultimately recommends such disclosure for approval by the Board.

COMMITTEES OF THE BOARD

The Board has established five standing Committees to assist it in discharging its mandate. The roles of the five standing Committees are outlined below and their charters may be viewed on our website at www.hudbay.com.

Independence of Committees

The members of the Board's Committees are appointed by the Board upon the recommendation of the CGN Committee.  All of our directors who are currently members of Committees of the Board are independent directors within the meaning of applicable securities laws and the categorical standards set out in our Corporate Governance Guidelines.

Audit Committee

Members: Carol Banducci (Chair), Daniel Muñiz Quintanilla and Colin Osborne.

The duties of the Audit Committee include making recommendations to the Board with respect to our quarterly and annual financial results, including management's discussion and analysis thereof, and reporting to the Board any issues of which the Audit Committee is aware respecting the quality or integrity of our financial statements, any significant financial reporting issues and judgments made in connection with the preparation of our financial statements and the adequacy of our internal controls.  The Audit Committee also oversees the performance of our independent auditor and the scope of its audit, as well as our internal audit function and our enterprise risk management and insurance programs.  The Audit Committee receives regular reports from management on internal audit, risk management, tax strategy, insurance, litigation, compliance with our Code of Business Conduct and Ethics (the "Code"), pension plans and other matters.  In addition, the Audit Committee is responsible for overseeing investigations into any complaints received by our third party whistleblower service and for ensuring that appropriate resources are allocated to such investigations.

In 2020, the Audit Committee's activities also included receiving presentations from management on various current issues, including information technology strategy and risk management; pension plan governance; effective tax rates; and succession planning for the Finance group.

The Audit Committee meets at least quarterly and meets separately with senior management, the independent auditor and internal audit group as appropriate.  All regular meetings of the Audit Committee include a session at which only members of the Audit Committee are present, a session at which the head of internal audit is present with the Audit Committee without other members of management and a session at which only representatives of the independent auditor are present with the Audit Committee.

None of the members of the Audit Committee may serve on the audit committee of more than three reporting issuers in addition to Hudbay without the prior approval of the Audit Committee, the CGN Committee and the Board. No member of the Audit Committee serves on the audit committee of more than one other reporting issuers.

Information about the remuneration of the independent auditor for the last two years is contained in Hudbay's Annual Information Form ("AIF") for the year ended December 31, 2020 under the heading "Audit Committee Disclosure" and a copy of the Audit Committee's charter is attached as Schedule "C" to the AIF. Our AIF may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Compensation and Human Resources Committee

Members: Carin S. Knickel (Chair), Richard Howes, Stephen A. Lang and David S. Smith.

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The Compensation and Human Resources Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, performance evaluations and compensation of senior management, senior management succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and share ownership guidelines.  In  2020, the Committee's activities included making recommendations to the Board respecting Peter Kukielski's compensation as President and CEO and overseeing the establishment of performance objectives for the CEO, making recommendations to the Board respecting Eugene Lei's compensation as Interim CFO, prior to the appointment of Steve Douglas as CFO, overseeing the development of the mandates to negotiate new collective bargaining agreements with our unionized employees in Manitoba and Peru and reviewing the Corporation's human resources and organizational effectiveness strategy.

For a detailed discussion of the role of the Compensation and Human Resources Committee and its activities in 2020 see "Statement of Executive Compensation".

Corporate Governance and Nominating Committee

Members: David S. Smith (Chair), Sarah Kavanagh, Carin Knickel and Stephen A. Lang.

The CGN Committee makes recommendations to the Board as to the size of the Board, standards for director independence, nominees for election as directors, the composition of Committees and development of appropriate corporate governance policies and guidelines. In addition, it is responsible for administering the Code and the Confidentiality and Insider Trading Policy, conducting annual interviews of the Board and senior management and reporting on their conclusions to the Board as part of the Board evaluation process, managing the Board's shareholder engagement activities, reviewing the relationship between the Board and senior management and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The CGN Committee views its most important role as assessing the Board's ability to make effective decisions and to ensure the effective governance of Hudbay.

In 2020, the CGN Committee's activities included completing the search for a President and Chief Executive Officer, which culminated in Peter Kukielski's appointment in January 2020, recommending the adoption of certain new governance policies, including a new Diversity Policy, conducting meetings with shareholders representing, in aggregate, approximately 35% of the Corporation's outstanding shares, as part of the Board's ongoing shareholder engagement efforts, reviewing the Corporation's foreign private issuer status and reviewing certain changes to the CGN Committee's charter to reflect its responsibility for monitoring certain critical risks in accordance with the Corporation's enterprise risk management program.

Environmental, Health, Safety and Sustainability Committee

Members: Sarah Kavanagh (Chair), Carol Banducci, Igor Gonzales and Daniel Muñiz Quintanilla.

The purpose of the Environmental, Health, Safety and Sustainability Committee (the "EHSS Committee") is to assist the Board in discharging its responsibilities relating to its oversight of our policies, programs and systems relating to environment, health, safety and sustainability, and monitoring legal and regulatory issues to ensure our compliance with applicable legislation, rules and regulations and management best practices.

The EHSS Committee receives quarterly reports from management, which include reports on health and safety incidents that occurred during the quarter across all of our operations, as well as measures taken to reduce the likelihood of such incidents occurring in the future, any non-compliances with applicable environmental regulations, and any internal and external environmental, health and safety audits conducted during the quarter. In addition, it is responsible for ensuring management promotes a culture of environmental and community responsibility and ensuring that, with respect to matters under our control, we operate in a climate that fosters the improvement of socio-economic conditions in the communities in which we operate.  The EHSS Committee also oversees environmental and health and safety risks as part of our enterprise risk management, receives regular reports on our management systems at our operations and reviews and recommends our Annual Sustainability Report for approval.

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In 2020, the EHSS Committee's activities included receiving regular updates from management on the COVID-19 pandemic and providing oversight of management's business preparedness plans in light of the pandemic, as well as reports on critical controls management, social risks and performance, an internal audit on tailings governance and climate change issues.

Technical Committee

Members: Colin Osborne (Chair), Igor Gonzales, Richard Howes and Stephen A. Lang.

The Technical Committee assists the Board in its oversight of technical and operational matters, including receiving regular updates from management on key technical and operational issues and initiatives, overseeing reserve/resource calculations, reviewing operational budgets, receiving reports on production and cost performance, assessing our systems and processes for reviewing technical risks and technical controls in place at our operations, and discussing with management the technical merits of proposed acquisition targets and significant operational initiatives proposed to be undertaken.

In 2020, the Technical Committee's activities included monitoring the refurbishment of the New Britannia mill and the Pampacancha project, monitoring the tailings improvement projects in Manitoba, reviewing the strategies for unlocking value at Rosemont and Mason, reviewing the technical merits of certain corporate development opportunities and reviewing an internal audit on tailings governance.

THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS

We, as a "foreign private issuer" in the United States, may rely on home jurisdiction listing standards for compliance with the New York Stock Exchange ("NYSE") Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) that the Audit Committee meet the standards of Rule 10A 3; (ii) the requirement (Section 303A.11) that we disclose in our annual report or on our website any significant differences between our corporate governance practices and the NYSE listing standards; (iii) the requirement (Section 303A.12(b)) that our CEO notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (section 303A.12(c)) that we submit an executed annual written affirmation affirming our compliance with audit committee requirements of Rule 10A 3 or, as may be required from time to time, an interim written affirmation to the NYSE in the event of certain changes to the Audit Committee membership or a member's independence.

As required by the NYSE, a statement of the significant differences between our current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on our website at www.hudbay.com.

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STATEMENT OF EXECUTIVE COMPENSATION

MESSAGE FROM THE CHAIR OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

Fellow Shareholders,

The Compensation and Human Resources Committee is pleased to provide you with an overview of Hudbay's performance in 2020 and a summary of our approach to determining the compensation of our executives. Last year, our advisory shareholder vote on executive compensation received approval from over 95% of our shareholders. We appreciate the support for our programs and have continued to further advance our executive compensation and its link to the shareholder experience.

Hudbay's Performance in 2020

2020 was a year unlike any other due to the challenges posed by the COVID-19 pandemic. Our operations teams reacted very quickly to this new threat and implemented preventative measures designed to ensure the safety of our workforce, their families, and the communities near our operations. While we had members of our workforce contract COVID-19, we did not have any identified cases of transmission within our workplace, or transmission between our rotational employees and the local communities in 2020.

Notwithstanding the challenges posed by the pandemic, our operational and safety performance was very strong. We also advanced our growth opportunities in Peru and Manitoba, and strengthened our balance sheet with a gold-prepay transaction that is funding our New Britannia mill expansion, and a refinancing of our long-term debt to reduce our financing costs.

In Manitoba, the team was faced with a production disruption at our 777 mine, following an incident with the hoist during routine maintenance. The team responded well to the challenge. They not only completed the repairs ahead of schedule, but they took the opportunity to reassign personnel and equipment to our Lalor mine, which enabled mining of an additional 650 tonnes per day through the access ramp. Peru faced its own production disruption - in this case it was caused by a government-mandated two-month shutdown in an effort to control the spread of COVID-19. Once permitted to re-open in May, Constancia's production was strong for the remainder of the year despite the challenges posed by the strict COVID-19 protocols.

2020 Compensation Decisions and Outcomes

It was in this context that the Compensation and Human Resources Committee and Board made their compensation determinations. Our short-term incentive (STIP) awards are based on a combination of corporate and individual performance. The corporate score is determined based on performance against a corporate scorecard, which was established in early 2020 and was not modified once the impact of COVID-19 was felt. The scorecard includes a range of performance categories, including operating performance, performance against strategic and growth objectives, and ESG metrics such as community relations and safety.

While the Committee always has discretion to adjust incentive compensation awards to ensure fairness, we recognize this discretion must be used infrequently and only with good reason. Of the 13 performance categories in our 2020 corporate scorecard, we applied discretion to adjust the scores in only two of the categories. In both of these instances, we used discretion to take into account the impact of the government-mandated two-month shutdown of Constancia, which was entirely beyond our management's control. The impacted categories were Production, in which we assessed Constancia's performance against the adjusted production guidance we issued with our second quarter results, and Operating Cash Flow, which was normalized to remove the impact of the Peru shutdown. We did not apply discretion to change the score in any other category and it is worth noting that Manitoba's performance exceeded scorecard targets in production, costs and safety without any discretion being applied.

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The overall score in our corporate scorecard was 127/100, which we believe reflects our very strong performance in 2020, especially in the face of the challenges caused by COVID-19. It also reflects the shareholder experience in a year in which our share price increased by 66%.

Changes to our Long-Term Incentive Program in 2020

In 2019 and early 2020, the Compensation and Human Resources Committee oversaw a substantial redesign of our long-term incentive program (LTIP), with the objective of enhancing the alignment of our LTIP outcomes with the shareholder experience and our mid- to long-term performance and strategic goals. In previous years, LTIP awards were made in the form of time-vested share units (RSUs), the aggregate value of which was determined based on prior year performance (i.e. in the same manner as STIP awards), plus an adjustment based on relative total shareholder return.

Our redesigned LTIP was approved and implemented for the grant made to our executives in early 2020 and includes a combination of:

  50% in performance share units (PSUs) that vest after three years subject to performance and vesting conditions based on total shareholder return against a group of base metals peers and return on invested capital (ROIC);
  25% in restricted share units (RSUs) that vest after three years; and
  25% in share options that vest equally over three years and remain exercisable for seven years.

Additional detail on our redesigned LTIP is in the Compensation Discussion and Analysis that follows.

Commitment to Our People

Along with overseeing executive compensation, the Committee has broad oversight responsibility for the development of our company's human capital, including programs and policies related to recruitment and retention, succession planning, talent management, leadership development and other elements of the employee life-cycle. We are proud of the efforts of our employees in 2020 given the challenges posed by COVID-19 and note that no layoffs were made in response to the pandemic. In 2021, we've asked our management to focus on advancing diversity and inclusion measures in furtherance of our CEO's pledge in support of the BlackNorth Initiative. We are also committed to helping define and promote a unified company culture that is committed to acting in accordance with our values of dignity and respect, caring, openness and trustworthiness. We are pleased to see our management embrace these initiatives in pursuit of the company's strategic goals.

Shareholder Engagement

I joined other Hudbay directors in meetings with a number of our largest shareholders in 2020 as part of the Board's shareholder engagement program. The Committee welcomes further dialogue with shareholders as we continue our efforts to structure compensation programs aligned with long-term shareholder value. Feel free to reach out to us directly and we will be available at our annual shareholders' meeting to answer any of your questions.

Sincerely,

Carin S. Knickel, Chair of the Compensation and Human Resources Committee

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Executive Summary

Below we provide an overview of our approach to executive compensation and summaries of 2020 pay decisions and changes to our executive and director compensation programs for 2021. Please refer to the Compensation Discussion and Analysis, starting at page 45 for further details.

COMPENSATION PHILOSOPHY

Our executive compensation philosophy is to:

  provide competitive compensation to attract and retain a talented and high-achieving executive team;
  appropriately incent our executives to achieve our strategic and operational objectives; and
  align the interests of our executives with the long-term interests of our shareholders.

Accordingly, our compensation program is structured with the following elements in mind:

  a significant portion of total compensation is variable and "at risk" and linked to corporate and individual achievements tied to our strategic plan;
  our compensation program, along with our equity ownership guidelines and employee share purchase plan, fosters share ownership among our executive team; and
  we generally target our executives' compensation at the market median.

COMMITMENT TO TRANSPARENCY, GOOD GOVERNANCE AND RISK MITIGATION

The Compensation and Human Resources Committee and the Board are committed to good governance, transparent disclosure and a productive dialogue with our shareholders about our executive compensation program. The Committee considers the risks associated with our compensation policies and practices and is comfortable that they are not likely to have a material adverse effect on Hudbay.

The following list highlights key policies and practices that have been adopted by Hudbay, which we believe are in the best interest of shareholders and align with corporate governance best practices:

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SUMMARY OF KEY ELEMENTS OF EXECUTIVE COMPENSATION

Our executives' "total direct compensation" consists of base salary, an annual short-term incentive cash bonus (STIP) and long-term equity-based incentives (LTIP).

Compensation Element	Description and Rationale
Fixed Compensation
Base Salary	Cash compensation that serves as competitive, stable income; enables attraction and retention
Variable Compensation
Short-Term Incentive Plan (STIP)
  Annual cash bonus based on corporate and individual performance
  Links compensation to corporate performance (measuring operational, financial, growth and strategy and ESG metrics) and individual performance, which motivates executives to achieve our objectives

Long-Term Incentive Plan (LTIP)
  Updated and enhanced in 2020 to provide a mix of Performance Share Units (PSUs), Restricted Share Units (RSUs) and share options, with an emphasis on our mid- to long-term performance
  Aligns the interests of executives and shareholders
  Encourages longer-term retention

In 2020, 79% of our CEO's and an average of 69% of our non-CEO NEOs' target total direct compensation was variable and at-risk.

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PAY OUTCOMES FOR 2020

The table below summarizes the results for Hudbay's 2020 corporate scorecard.  More details can be found in "Components of Hudbay's Executive Compensation Program - Short-Term Incentive Plan (STIP)".

	Metric	2020 Score
Operations	Production (consolidated Cu eq. tonnes in concentrate)	16.2 / 10
	Cost Performance ($/tonne of ore produced)	14.7 / 10
ESG	Safety (Total Recordable Injury Frequency Rate)	14.4 / 10
	Community Relations	7.5 / 5
	Collective Bargaining	0 / 5
Financial	Operating Cash Flow	12.8 / 10
	Debt Covenant Relief	6.3 / 5
	Financing Initiatives	10.0 / 5
Growth and Strategy	Pampacancha Development	0 / 5
	Rosemont	3.8 / 5
	Reserves / Resources	16.3 / 10
	Achievement of Strategic Objectives	13 / 10
	Response to Unforeseen Circumstances	12.5 / 10
	Total Score	127 / 100

Of the 13 performance categories in our 2020 scorecard, we applied discretion to adjust the scores in only two of the categories to reflect the impact of the government-mandated two-month shutdown of Constancia, which was entirely beyond management's control. The impacted categories were Production, in which we assessed Constancia's performance against the adjusted production guidance we issued with our second quarter results, and Operating Cash Flow, which was normalized to remove the impact of the two-month shutdown.

Our corporate score for 2020 was 127/100. In 2019 our corporate score was 81/100 and in 2018 it was 93.5/100.

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Long-Term Incentive Plan Design

In 2019 and early 2020, the Compensation and Human Resources Committee oversaw a substantial redesign of our long-term incentive program (LTIP) with the objective of enhancing the alignment of our LTIP outcomes with the shareholder experience and our mid- to long-term performance and strategic goals.

For the LTIP award made in February 2020, the Board adopted:

  PSUs which vest after three years and are performance-conditioned based on a mix of relative total shareholder return, as to 75% of the grant, and return on invested capital as to 25% of the grant;
  RSUs, which vest after three years; and
  Options, which vest ratably over three years and remain exercisable for seven years.

CEO COMPENSATION

2020 Compensation

Peter Kukielski was appointed Interim CEO on July 9, 2019 and served in that capacity until his appointment as President and CEO on January 22, 2020. While serving as Interim CEO, Mr. Kukielski received a base salary of $77,500 per month and a monthly grant of deferred share units (DSUs) worth $77,500. Our agreement with Mr. Kukielski also provided that if he remained in the interim role until a permanent CEO was hired, he would be entitled to an additional DSU grant worth up to 50% of the value of the DSUs he received while serving as Interim CEO. In accordance with his agreement, on February 20, 2020, the Board authorized an additional DSU grant to Mr. Kukielski with a value of $250,138, representing 50% of the value of the DSUs he otherwise received for serving as Interim CEO.

Mr. Kukielski's target compensation as President and CEO was set with reference to the median compensation paid to the CEOs in our compensation benchmarking group. The actual total direct compensation received by Mr. Kukielski in respect of 2020 is shown in the table below:

Name	Base Salary	Target STIP (%)	Target LTIP (%)	Combined Score	Actual STIP ($)	LTIP Value ($)	Actual Total Direct Compensation
Peter Kukielski	$895,000	120%	250%	127.6%	1,370,424	2,237,500	$4,502,924

In previous years, our CEO's STIP was based entirely on the corporate score, given the CEO's responsibility for all aspects of corporate performance. For 2020, the Committee added an individual component worth 20% of the CEO's STIP to be more consistent with market practice and to enable tracking and assessment of individual KPIs for Mr. Kukielski. For 2020, Mr. Kukielski's individual performance was assessed as 130/100 which, when combined with the corporate performance score, resulted in a combined score of 127.6%.

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Compensation Discussion and Analysis

COMPENSATION AND HUMAN RESOURCES COMMITTEE

Membership and Relevant Experience

The members of the Compensation and Human Resources Committee (the "Committee") are Carin S. Knickel (Chair), Richard Howes, Stephen A. Lang and David S. Smith. Each member is independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices. In addition, each member brings relevant and diverse experience, which provides the Committee with the proper context to assess the suitability of our compensation policies and practices.

  Ms. Knickel, the Chair of the Committee, has served on the compensation committees of Rosetta Resources, Whiting Petroleum and Vermilion Energy.  She has significant resource industry and executive compensation experience, including acting as Corporate Vice President, Global Human Resources of ConocoPhillips from 2003 until her retirement in May 2012. While in this role, Ms. Knickel was the senior management representative assisting and advising ConocoPhillips' Compensation Committee.  She joined ConocoPhillips in 1979 and held various senior operating, planning, and business development positions throughout her career in the U.S. and Europe.
  Mr. Howes retired as President and Chief Executive Officer of Dundee Precious Metals Inc. in May 2020.  He joined Dundee Precious Metals in 2009 and held senior positions until his appointment as President and Chief Executive Officer in April 2013.  He serves as Chair of the Compensation Committee and Lead Independent Director at Torex Gold Resources Inc.
  Mr. Lang was Chief Executive Officer of Centerra Gold Inc. from 2008 to 2012 and served as Centerra's Board Chair from 2012 to 2019.  He has over 40 years of experience in the mining industry, including engineering, development and production at gold, copper, coal and platinum group metals operations. He has served on the Compensation Committees of Alio Gold Inc., International Tower Hill Mines Ltd. and Centerra Gold Inc.
  Mr. Smith has over 30 years of financial and executive leadership experience including serving as Chief Financial Officer and Executive Vice President of Finning International Inc., a major equipment supplier to the mining industry from 2009 to 2014.  He has served on the Compensation Committees of Pretium Resources Ltd. and Dominion Diamond Corporation.

Committee Mandate

The Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, officer appointments, performance evaluations of senior management, succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and share ownership guidelines.

The responsibilities of the Committee, as set forth in its Charter, are available on our website at www.hudbay.com.

EXECUTIVE COMPENSATION OVERVIEW

Named Executive Officers

For 2020, our Named Executive Officers, referred to as our NEOs, were:

  Peter Kukielski, President and Chief Executive Officer (CEO);
  Steve Douglas, Senior Vice President and Chief Financial Officer (CFO);
  Cashel A. Meagher, Senior Vice President and Chief Operating Officer (COO);
  Eugene Lei, Senior Vice President, Corporate Development and Strategy;

2021 MANGEMENT INFORMATION CIRCULAR | 45

  Patrick Donnelly, Vice President and General Counsel; and
  David S. Bryson, former Senior Vice President and Chief Financial Officer.

Compensation Philosophy

Our executive compensation philosophy is to:

  provide competitive compensation to attract and retain a talented and high-achieving executive team;
  appropriately incent our executives to achieve our strategic and operational objectives; and
  align the interests of our executives with the long-term interests of our shareholders.

Accordingly, and as outlined throughout this Compensation Discussion & Analysis, our compensation program is structured with the following elements in mind:

  a significant portion of total compensation is variable and "at risk" and linked to corporate and individual achievements tied to our strategic plan;
  our compensation program, along with our equity ownership guidelines and employee share purchase plan, fosters share ownership among our executive team; and
  we generally target our executive's compensation at the market median.

Compensation Comparator Group

The compensation comparator group shown below was approved by the Committee in 2019 for the purpose of determining where our executives were compensated in relation to their peers to facilitate decisions for 2020 target pay levels. Compensation for our Vice Presidents (including Mr. Donnelly, our VP and General Counsel) was determined using industry surveys and internal considerations.

The criteria used to develop the compensation comparator group are as follows:

Criteria	Rationale
Mid-tier base and precious metals companies

Reflective of the market for executive talent and other personnel who possess the specialized skills and knowledge required to run a sophisticated mining company. Similarly-sized precious metals companies have been included among the comparators because they compete for the same talent as Hudbay.

Similar size and scope (as defined by a range of 1/3x to 3x our revenue or total assets)	Capturing companies of a similar size and asset base.
Publicly listed and headquartered in Canada, the U.S., or Australia	Comparable talent market and compensation programs.

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Compensation Governance

Committee Activities

Since July 2019, the Committee has undertaken the following activities related to the 2020 and 2021 compensation process:

Executive and Director Compensation Benchmarking Review
  Approved the updated comparator group used to benchmark executive and director compensation
  Oversaw compensation benchmarking for our executives for the purpose of determining 2020 target pay levels
  Oversaw benchmarking of our director compensation to enable an assessment of its competitiveness
  Reviewed compensation and governance trends specific to the mining industry

Compensation Recommendations
  Made recommendations to the Board with respect to 2020 and 2021 target compensation levels, including the compensation payable to Peter Kukielski as our new President and CEO
  Made recommendations to the Board in respect of the compensation awarded to our named executive officers in respect of 2020 performance
  Approved the compensation awarded to our Vice Presidents in respect of 2020 performance
  Reviewed and made recommendations to the Board in respect of changes to the directors' compensation program that took effect in 2020

Annual Cash Incentive (STIP)
  Reviewed management's recommendations regarding our performance and results under the corporate scorecard for recommendation to the Board
  Considered the impact of COVID-19 on performance against the 2020 corporate scorecard

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Long-Term Incentives (LTIP)
  Developed a new long-term equity incentive program consistent with industry practice by incorporating a greater emphasis on long-term performance and reward for disciplined capital allocation (see "Components of Hudbay's Executive Compensation Program - Long-Term Incentive Plan (LTIP)").

Compensation Disclosure	Reviewed and recommended for the Board's approval the Statement of Executive Compensation included in this information circular
Leadership and Organizational Effectiveness
  Oversaw management's succession planning process for senior leaders and other key employees
  Oversaw the ongoing implementation of our Organizational Effectiveness initiatives
  Reviewed management's updated Human Resources and Organizational Effectiveness strategy

Risk Oversight	Reviewed quarterly management updates on risk drivers and mitigation plans related to succession planning, recruitment and retention and collective bargaining
In Camera Sessions	The Committee holds in camera sessions without management or its independent compensation consultant present at every meeting

Roles of Management and Independent Advisor

The Committee works closely with our management team and the Committee's independent advisor in overseeing the activities outlined below.

Management

Members of senior management assist the Committee by compiling information to be used in its determinations, including:

  Recommending a peer group for compensation benchmarking
  Reporting to the Committee on compensation and succession planning and retention related risks
  Providing feedback on proposed LTIP changes
  Providing an overview of compensation practices of industry peers
  Drafting of proposed corporate scorecards, objectives, and associated targets
  Providing input on our achievement relative to corporate and individual objectives
  Providing a summary of historical compensation levels, methods of compensation, and realized / realizable compensation
  Compilation of compensation data for the purposes of disclosure in this information circular
  Preparing and presenting updated management succession plans
  Preparing and presenting updated Human Resources and Organizational Effectiveness strategy

The Committee also relies on the CEO to review the performance of his direct reports and make recommendations to the Committee in this regard.

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Independent Advisor

To assist in carrying out its duties, the Committee has the authority to retain and receive advice from legal and other advisors as it determines necessary, including the use of compensation consultants.

Since 2009, the Committee has retained Hugessen Consulting Inc. to provide it with independent advice on executive and director compensation, incentive plan design, and related governance matters. The nature and scope of services provided by Hugessen to the Committee in 2020 included:

  Advice regarding pay comparator group and NEO compensation levels
  Advice regarding director compensation levels
  Information regarding compensation and related governance trends in the mining industry
  Advice on industry practices respecting LTIP programs and assistance preparing proposed changes to our LTIP program
  Reviewing and providing advice to the Committee regarding management-prepared materials and recommendations
  Provided market context and advice on the impact of COVID-19 on compensation programs

The Committee reviews and considers the information and advice provided by Hugessen, among other factors, when it makes its recommendations to the Board for approval. The Board, however, makes the ultimate decisions with respect to executive compensation after considering the Committee's recommendations. Hugessen does not provide any services to management directly and work conducted by Hugessen raises no conflicts of interest. Any services provided by Hugessen requires Committee pre-approval and the Chair of the Committee approves all invoices for work performed by Hugessen. The Committee reviews Hugessen's performance at least annually.

The table below outlines the fees paid to Hugessen over the last two years for executive compensation related services. Hugessen did not provide any other services in either year.

2020		2019
Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
$98,030	Nil	$231,690	Nil

The additional work undertaken by Hugessen for the Committee in 2019 related primarily to the redesign of our LTIP program.

Compensation Risk Management

Commitment to Transparency, Good Governance, and Risk Mitigation

The Committee and the Board are committed to good governance, transparent disclosure and a productive dialogue with our shareholders regarding our executive compensation program. The Committee considers the risks associated with our compensation policies and practices and is comfortable that they are not likely to have a material adverse effect on Hudbay.

Our Audit Committee has been tasked by the Board with overseeing our Enterprise Risk Management program. As part of this program, key risks that could impact us are identified and assessed, and mitigation plans are put in place. Succession planning, recruitment and retention have been identified as key risks and the Compensation and Human Resources Committee receives quarterly updates on the risk drivers and mitigation plans in respect of these risks.

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Clawback Policy

The Board has adopted an executive incentive compensation recoupment policy (a "clawback policy") to further align the interests of management and our shareholders, as follows:

Element	Our Policy
Elements of Compensation	Cash bonus Equity-based long-term incentive awards
Eligible Employees	CEO Senior Vice Presidents
Eligible Timeframe	Financial years commencing on or after January 1, 2015
Triggering Events
  The Board may require repayment of the cash bonus and equity-based incentives granted in a year in the following circumstances:

• A restatement of our financial results due to material non-compliance with any financial reporting requirement under applicable securities laws,

• Eligible employees are determined to have engaged in fraud or intentional misconduct in connection with the restatement, and

• The cash bonus and equity-based long-term incentives would have been lower had they been calculated based on such restated financial statements

Equity Ownership Guidelines

To align executive and shareholder interests, the Board has established a policy that requires executives to own a minimum number of Hudbay shares and share units, as follows:

Element	Our Policy
Ownership Requirement	CEO: 3x base salary Senior Vice Presidents: 2x base salary Vice Presidents: 1x base salary
Units Counted and Basis of Valuation	Common shares Share units (vested or unvested PSUs and RSUs) Valued based on cost of acquisition or value at time of grant
Timeframe to meet Ownership Requirement	Four years from appointment as an officer Four years from any base salary increase to meet additional requirement Executive is not permitted to sell shares until requirement is met

Equity ownership guidelines also apply to our directors, as described under "Director Compensation" below.

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Our current NEOs' progress in meeting our share ownership guidelines as at March 12, 2021 is shown in the following table:

Name	Share Ownership Guideline (as multiple of base salary)	Equity Ownership Requirement ($)	Total Equity Ownership(1)		Value of Equity Ownership as a Percentage of Requirement
			Share Units ($)	Hudbay Shares ($)
Peter Kukielski	3x	2,738,700	4,231,312	100,876	158%
Steve Douglas	2x	1,224,000	1,576,783	45,300	133%
Cashel A. Meagher	2x	1,224,000	2,498,199	723,447	263%
Eugene Lei	2x	947,600	1,558,678	894,714	259%
Patrick Donnelly	1x	441,500	1,259,052	504,356	399%

1. Includes the grant date value of share units held and the acquisition value of Hudbay Shares held. In the case of Mr. Kukielski, the totals under "Share Units" include deferred share units held and includes the $250,138 of additional deferred share units that Mr. Kukielski was granted for having served as interim CEO until the appointment of a permanent CEO, as described under "CEO Compensation" above.

As described under "Election of Directors" above, Mr. Kukielski's total equity ownership (comprised of Hudbay shares, RSUs, PSUs and DSUs) had an aggregate market value of $7,651,062 as at March 12, 2021.

COMPONENTS OF HUDBAY'S EXECUTIVE COMPENSATION PROGRAM

Summary of Elements of Executive Compensation

The following table provides a summary of the key elements of our executive compensation program, which we believe form an appropriate mix of compensation:

Compensation Element	Description and Rationale
Fixed Compensation
Base Salary	Annual cash compensation that serves as competitive, stable income and enables attraction and retention
Retirement Benefits	Pension plan that rewards executives for long service to Hudbay and enables attraction and retention
Variable Compensation
Short-Term Incentive Plan (STIP)
  Annual cash bonus based on corporate and individual performance
  Links compensation to corporate performance (measuring operational, financial, strategy and growth and ESG metrics) and individual performance, which motivates executives to achieve our annual objectives

Long-Term Incentive Plan (LTIP)
  Updated and enhanced in 2020 to provide a mix of Performance Share Units (PSUs), Restricted Share Units (RSUs) and share options, with an emphasis on our mid- to long-term performance
  Aligns the interests of executives and shareholders
  Encourages longer-term retention

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Other
Employee Share Purchase Plan
  Voluntary program whereby participants may contribute a portion of their salary to acquire Hudbay shares, with a matching contribution from Hudbay
  Motivates, attracts and encourages retention of executives and other employees, and aligns their interests with those of our shareholders

Perquisites and Other Benefits
  May include fitness memberships, comprehensive medical examinations, life and accident insurance, parking, and other subsidies and entitlements for executives who have been asked to relocate at Hudbay's request
  Represents an investment in the health and wellbeing of our executives and otherwise supports attraction and retention
  Do not represent a material portion of overall compensation

Base Salary

The Committee believes that our executives' base salaries must be sufficiently competitive to enable recruitment and encourage retention. However, reflecting our emphasis on variable and at-risk compensation, our executives' base salaries remain a relatively low portion of their overall total direct compensation. The Committee generally targets our NEOs' base salaries at the median of the comparator group.

In February 2021, the Board approved a 2.0% increase in base salary for our NEOs (other than Mr. Meagher whose base salary was increased by 2.6%), in line with the increase provided to the broader employee base.

Executive	2020 Base Salary	2021 Base Salary
Peter Kukielski	$895,000	$912,900
Steve Douglas	$600,000	$612,000
Cashel Meagher	$596,500	$612,000
Eugene Lei	$464,500	$473,800
Patrick Donnelly	$432,900	$441,500

Short-Term Incentive Plan (STIP)

The STIP is an annual cash bonus based on a combination of corporate and individual performance throughout the year. Target STIP awards are denominated as a percentage of base salary and actual awards can range from 0% of target for performance outcomes that fall significantly below expectations to 200% of target for superior performance.

Corporate performance in a given year is measured using our Corporate Scorecard, as described in more detail below. Our CEO's annual STIP award is based 80% on corporate performance and 20% on individual performance. In previous years, our CEO's STIP was based entirely on the corporate score, given the CEO's responsibility for all aspects of corporate performance. For 2020, the Committee added an individual component worth 20% of the CEO's STIP in order to be more consistent with market practice and to facilitate tracking and assessment of individual KPIs for Mr. Kukielski.

Before 2020, our non-CEO NEOs' STIP was based 60% on corporate performance and 40% on individual performance. This was adjusted to 70% corporate and 30% individual starting with the 2020 STIP grant in order to be consistent with market practice. Individual performance is assessed each year by the Committee, in consultation with the CEO. A summary of our NEOs' individual performance assessments can be found in "Determination of 2020 Individual Performance Scores".

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2020 Corporate Scorecard

At the start of each year, the Board, upon the recommendation of the Committee, adopts the Corporate Scorecard, which sets forth key performance objectives that guide and motivate our executives as they carry out Hudbay's strategy over the course of the year. Performance is monitored throughout the year and, at year-end, the Committee assesses the company's performance against each scorecard objective and considers all relevant factors, both positive and negative. While the Committee retains discretion to ensure that scorecard results are fair, they use this discretion cautiously and, where practical, use scorecard metrics that are objectively measurable so the use of discretion can be minimized.

The challenges posed by the COVID-19 pandemic were unique and largely outside of management's control. The principal impact to Hudbay's business caused by COVID-19 was a two-month government mandated civil shutdown in Peru that required us to close our Constancia mine for eight weeks between March and May of 2020. When the shutdown was lifted, Constancia quickly ramped up to full operations and enjoyed very strong operating performance for the rest of the year. However, the shutdown made it impossible to achieve our 2020 production guidance for Peru and our budgeted operating cash flow.

When considering whether to use discretion to adjust the metrics for Peru's production and operating cash flow, the Committee considered other aspects of our performance in 2020. Notwithstanding the challenges posed by COVID-19, our Manitoba operations performed admirably throughout the year with copper equivalent production and operating cost performance near the top end of our guidance ranges, and with very strong safety performance. The Committee determined that no discretion was required to be applied to our production target in Manitoba, nor to our operating cost and safety targets in Peru and Manitoba. As a result, of the 13 performance categories in the 2020 corporate scorecard, the Committee applied discretion to adjust the scores in only two of the categories. For Peru's production, the target was revised to reflect the adjusted guidance for Peru that was released mid-2020 with our second-quarter results. Without the exercise of discretion, our score for Peru's production would have been below the threshold, and a zero score would have been assessed for this performance. The Committee viewed this as unfair to management, especially given the Peru team's extraordinary efforts to meet and exceed budgeted production over the rest of the year. Our operating cash flow metric was also adjusted to reflect the period in which our operations in Peru were suspended due to the two-month government mandated shutdown. The Committee feels these limited exercises of discretion are justified due to management's strong overall performance in 2020, along with the shareholder experience, which saw our share price increase by 66% in 2020.

The overall score in our corporate scorecard for 2020 was 127/100, which the Committee believes appropriately reflects the company's strong overall performance in 2020, especially in light of the challenges posed by COVID-19. The 2020 Corporate Scorecard and the key factors that influenced the scores in each performance category are set forth below.

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Metric	Performance Measures / Objectives	2020 Results & Commentary	2020 Score
Operations	**Production** (consolidated Cu eq. tonnes in concentrate)	0%: <165 kt 50%: 165 kt 100%: 181 kt 200%: 197 kt	191 kt	16.2/10
Operations	**Cost Performance** ($/tonne of ore produced)	Peru – 0%: >$10.25; 50%: $10.25; 100%: $9.28; 200%: <$8.30 Manitoba – 0%: >$140; 50%: $140; 100%: $135; 200%: <$130	Peru: $9.46 Manitoba: $132 Costs weighted between Peru and Manitoba based on percentage of overall revenue	14.7/10
ESG	**Safety** (Total Recordable Injury Frequency Rate)	Peru – 0%: >0.6; 50%: 0.6; 100%: 0.3; 200%: 0.17 Manitoba – 0%: >3.48; 50%: 3.48; 100%: 3.16; 200%: 2.84	Peru: 0.32 Manitoba: 2.88 Performance was assessed against the 3-year average TRIFR	14.4/10
ESG	**Community Relations**	50%: < 2 weeks of interrupted production 100%: < 1 week of interrupted production 200%: < 1 week of interrupted production and Uchucarco community agreement reached	No interrupted production of significance. Uchucarco community agreement pending	7.5/5
ESG	**Collective Bargaining**	50%: Collective agreements reached with 5 of 7 Manitoba unions by year-end 100%: Collective agreements reached by year-end with all unions in Manitoba <u>or</u> Peru 200%: Collective agreements reached by year-end with all unions in Manitoba <u>and</u> Peru	Agreements not completed at year-end	0/5
Financial	**Operating Cash Flow (Actual before change in non-cash working capital)**	0%: <$193.5M 50%: $193.5M 100%: $258M 200%: $322.5M	Discretion applied to remove the period in which Peru operations were suspended (March 15 to May 14) resulting in a normalized score of $252m against an adjusted target of $235m.	12.8/10
Financial	**Debt Covenant Relief**	50%: Retain access to LCs 100%: Covenant relief per February credit facility amendments 200%: Renegotiate new revolver with extended term	In August completed restructuring of credit facilities to reduce overall size and relax net debt to EBITDA and interest coverage ratios	6.3/5
Financial	**Financing Initiatives**	50%: 2023 Bond refinancing completed <u>or</u> complete gold-linked financing worth <$100m 100%: 2023 Bond refinancing with same or lower coupon <u>or</u> complete gold-linked financing worth >$100m 200%: 2023 Bond refinancing with coupon at least 25bps lower <u>and</u> complete gold-linked financing worth >$100m	Top out score achieved. $115m gold-linked financing completed in May 2020 and 2023 bond refinancing at 112.5bps lower	10.0/5

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Metric	Performance Measures / Objectives	2020 Results & Commentary	2020 Score
Growth and Strategy	**Pampacancha Development**	50%: Full access to land and Consulta Previa completed 100%: First production in 2020 200%: 4mt produced and no Wheaton payable	Full land access not completed at year-end	0/5
	Rosemont	• U.S. government participation in appeal • Progress in advancing value creating options for Rosemont in various scenarios	Score between threshold and target merited	3.5/5
	Reserves / Resources	50%: 777 – Additional 2 months of ore; Lalor – 6 months of reserve/ resource replacement 100%: 777 – Additional 4 months of ore; Lalor - 1 year of reserve/ resource replacement 200%: 777 – Additional 6 months of ore; Lalor 2 years of reserve/ resource replacement Growth (assessed subjectively)	**777:** 2 months additional production (0.5x25% = 0.125) **Lalor:** added 2.6mt of reserves (2 years of production) (2.0x25% = 0.5) **Growth:** top out score received for additional 3.1mt of reserves and 5.1mt of inferred resources at Snow Lake deposits, plus 26mt of new reserves at Constancia (2.0x50% = 1.0)	16.3/10
	Achievement of Strategic Objectives	Assessed subjectively	• Strengthened management team • Pampacancha surface rights agreement • Advanced New Britannia project on schedule • Increased recoveries at Stall and Constancia • Advanced other strategic initiatives	13/10
	Response to Unforeseen Circumstances	Assessed subjectively	Operating teams' responses to the COVID-19 crisis were admirable with no outbreaks in either operation in 2020 and no production or supply chain disruptions (other than the government-imposed Peru shutdown)	12.5/10
			Total Score	**127/100**

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Long-Term Incentive Plan (LTIP)

Overview of Design

As stated in our compensation philosophy, the Committee believes that long-term, equity-based compensation should form a significant portion of our NEOs' overall compensation in order to provide a strong link between compensation, performance and total shareholder returns.

Practice Before 2020

In previous years, our LTIP awards were granted in the form of time-vested restricted share units ("RSUs") under our Long-Term Equity Plan (a summary of which is included as Schedule "B" to this circular). Target awards were denominated as a percentage of base salary and the grant size for each recipient was increased or decreased based on the corporate and individual performance score that was used to determine STIP awards and, starting in 2018, a modifier based on our relative total shareholder return ("TSR").

LTIP Design for 2020

Over the course of 2019, the Committee oversaw a review of our LTIP design with the objective of enhancing the alignment of our LTIP outcomes with the shareholder experience and our mid- to long-term performance and strategic goals. At the Committee's recommendation, the Board adopted changes to our LTIP design that resulted in a mix of equity incentives for our NEOs involving performance share units ("PSUs"), RSUs and share options ("options").

For the grant made to our NEOs in February 2020, the percentage of the overall grant allocated to each of these LTIP vehicles was as follows:

LTIP awards are granted at a target value, being a percentage of base salary determined by the Board. The award is then multiplied by the percentage of the overall LTIP grant allocated to PSUs, RSUs, and options, then divided by (in the case of PSUs and RSUs) the share price at the time of grant, or (in the case of options) the price of an option at the time of grant (as determined by the Committee using a Black-Scholes valuation methodology). An example of how the target LTIP grant applies to Mr. Kukielski's 2020 award is as follows:

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Performance Share Units

PSUs are notional units that are redeemable for a Hudbay common share or a cash amount equal to the value of a common share at the vesting date. PSUs will vest at the end of three years. The units are subject to performance and vesting conditions such that all units will be forfeited if a threshold level of performance is not met. Conversely, additional units will be granted (to a maximum of 200% of the initial grant) if performance over the three-year vesting period is above the target. The performance conditions are based (as to 75% of the PSUs) on total shareholder return compared to a peer group (Relative TSR) and (as to 25%) return on invested capital (ROIC). The Committee believes that the use of Relative TSR and ROIC in the PSUs will align pay outcomes with the shareholder experience and encourage effective capital allocation.

Relative TSR Multiplier (75% of PSUs)

The number of PSUs that vest is determined in part by reference to total shareholder return ("Hudbay TSR") generated by the company over the performance period, as compared to a peer group (the "Performance Peer Group"). The Performance Peer Group consists of the following base metals mining issuers:

eves that the use of Relative TSR and ROIC in the PSUs will align pay outcomes with the shareholder experience and encourage effective capital allocation.

Relative TSR Multiplier (75% of PSUs)

The number of PSUs that vest is determined in part by reference to total shareholder return ("Hudbay TSR") generated by the company over the performance period, as compared to a peer group (the "Performance Peer Group"). The Performance Peer Group consists of the following base metals mining issuers:

The Relative TSR multiplier will be calculated over the performance period with reference to both the annual Relative TSR and a three-year cumulative Relative TSR, on a combined basis as follows:

  10% annual Relative TSR for year 1 of the Performance Period
  10% annual Relative TSR for year 2 of the Performance Period
  10% annual Relative TSR for year 3 of the Performance Period
  70% three-year cumulative Relative TSR for the Performance Period

The calculation of the Hudbay TSR and the peer group TSR will include the appreciation of the price of the respective shares along with payments of dividends and other returns of value.

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The Relative TSR Multiplier for a specific period is calculated as follows, linearly interpolated for performance between the specified levels:

Return on Invested Capital (ROIC) Multiplier (25% of PSUs)

ROIC is determined by way of a single three-year average, calculated as follows:

ROIC =	Σ (3 years of Adjusted NOPAT)	/ 3
13-quarter average Invested Capital

Where "Adjusted NOPAT" is equal to:

      Net Income (loss) for the year

Add: tax expense, less cash taxes paid

Add: net finance expense

Add: exploration expense

Adjust for: impairment losses/reversals (in the discretion of the Committee)

Adjust for: other gains/losses and non-recurring items (in the discretion of the Committee)

and "Invested Capital" is equal to:

      Property, plant & equipment

Add: goodwill on depreciable assets

Subtract: exploration and evaluation assets

Subtract: capital works in progress

Add: current assets

Subtract: current liabilities

Subtract: cash and short-term investments

The ROIC Multiplier for a specific period shall be calculated as follows:

The ROIC Multiplier will be linearly interpolated for amounts between (a) 5% and 6.5%, and (b) 6.5% and 10%. Targets were set with reference to current and past performance and a view to improve return on invested capital. The targets will be reviewed each year.

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Restricted Share Units

Restricted Share Units are the same as those granted in previous years but are now granted without any performance qualifiers. Like PSUs, the RSUs are notional units linked to the value of Hudbay shares and will vest at the end of three years.

Options

Share options were re-introduced at Hudbay for the grant made in early 2020. Options were the sole LTIP vehicle employed at Hudbay from 2004 until they were discontinued in 2009. The Committee's market review indicated that options remain widely used as a minority component in an LTIP program, both among our mining peers and among TSX60 issuers. The Committee believes re-introducing stock options as a balanced component of the LTIP mix will support the attraction and retention of members of the executive and broader management team.

The options will vest in equal installments over three years and will remain exercisable for seven years.

The PSUs and RSUs granted in early 2020 were granted under Hudbay's Long-Term Equity Plan and the options were granted under our Share Option Plan. Summaries of these plans are included at Schedule "B".

2021 LTIP Grant

For the LTIP grant made to our NEOs in February 2021, the grants involved the same blend of PSUs, RSUs and options as were issued in 2020, in each case with the same terms as in 2020.

Other Compensation and Perquisites

Retirement Benefits

In addition to rewarding employees for long service to Hudbay, the Committee recognizes that retirement benefits are required to make our compensation program competitive. For details on our retirement plans, see "Description of Pension Plans".

Employee Share Purchase Plan

We maintain an Employee Share Purchase Plan (ESPP) for our executives and other eligible employees. Pursuant to the ESPP, participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares, which are acquired through open-market purchases. We make a matching contribution of 75% of the participant's contribution, one-third of which is immediately applied toward the tax withholding obligation on our contribution. Shares purchased with our contribution may not be sold for 12 months and participants are subject to further restrictions on the number of transactions they may make and changes in their elected contribution.

Perquisites and Other Benefits

Perquisites and other benefits are intentionally limited and may include fitness memberships, comprehensive medical examinations, life and accident insurance, parking and other subsidies and entitlements for executives who relocate at Hudbay's request.

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CEO COMPENSATION

Peter Kukielski was appointed Interim CEO effective July 9, 2019 and served in that capacity until his appointment as President and CEO on January 22, 2020. While serving as Interim CEO, Mr. Kukielski received a base salary of $77,500 per month and a monthly grant of deferred share units (DSUs) worth $77,500. Our agreement with Mr. Kukielski also provided that if he remained in the interim role until a permanent CEO was hired, he would be entitled to an additional DSU grant worth up to 50% of the value of the DSUs he received while serving as Interim CEO. In accordance with his agreement, on February 20, 2020, the Board authorized an additional DSU grant to Mr. Kukielski with a value of $250,138, representing 50% of the value of the DSUs he otherwise received for serving as Interim CEO.

2020 Compensation

Mr. Kukielski's target compensation as President and CEO was set with reference to the median compensation paid to the CEOs in our compensation benchmarking group. The actual total direct compensation received by Mr. Kukielski in respect of 2020 is shown in the table below:

Name	Base Salary	Target STIP (%)	Target LTIP (%)	Combined Score	Actual STIP ($)	LTIP Value ($)	Actual Total Direct Compensation
Peter Kukielski	$895,000	120%	250%	127.6%	1,370,424	2,237,500	$4,502,924

In previous years, our CEO's STIP was based entirely on the corporate score, given the CEO's responsibility for all aspects of corporate performance. For 2020, the Committee added an individual component worth 20% of the CEO's STIP to be more consistent with market practice and to enable tracking and assessment of individual KPIs for Mr. Kukielski. For 2020, Mr. Kukielski's individual performance was assessed as 130/100 which, when combined with the corporate performance score, resulted in a combined score of 127.6%.

The factors underlying Mr. Kukielski's performance score are as follows:

Name	Individual Performance Scores	Decision Factors
Peter Kukielski	130/100
  strengthened communications with internal and external stakeholders developed strategic initiatives and provided support and oversight to growth initiatives strengthened leadership team and increased focus on earnings and shareholder returns supported diversity and inclusion, social responsibility and corporate culture initiatives provided leadership across the organization during COVID-19 pandemic

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COMPENSATION OF NON-CEO NEOS

2020 Target Total Direct Compensation

The table below shows the target total direct compensation for Messrs. Douglas, Meagher, Lei, and Donnelly for 2020.

Name	Base Salary	Target STIP (%)	Target Total Cash Compensation	Target LTIP (%)	Target Total Direct Compensation
Steve Douglas(1)	$600,000	90%	$1,140,000	170%	$2,160,000
Cashel A. Meagher	$596,500	90%	$1,133,350	170%	$2,147,400
Eugene Lei	$464,500	80%	$836,100	130%	$1,439,950
Patrick Donnelly	$432,900	70%	$735,930	120%	$1,255,410

1. Mr. Douglas' STIP award for 2020 was prorated to his start date of June 30, 2020.

Determination of 2020 Individual Performance Scores

The individual performance score for each of our non-CEO NEOs is weighted at 30% of their overall annual performance score. For 2020, the Committee reduced the individual component of the STIP from 40% to 30% to reflect market practice and in recognition of the impact our senior executives can have on overall corporate performance. In determining individual performance scores, the Committee considers recommendations made by the CEO with reference to key elements of their performance within their respective areas of responsibility.

The table below shows the individual performance score of each non-CEO NEO, as well as the decision factors that were considered by the Committee in determining such scores.

Name	Individual Performance Scores	Decision Factors
Steve Douglas	120/100
  Enhanced financial statement presentation and clarity
  Led the renegotiation of the financial covenants governing the revolving credit facility
  Led the issuance of $600M of 2029 HY Bonds, adding $190M of additional liquidity and reducing the overall interest costs from the bond that was refinanced by 112 bps.
  Led the budgeting process in Q4 2020
  Enhanced the tax function through the addition of administrative resources to allow the tax department to focus on value-added tax planning
  Established credibility with the board and audit committee and chair
  Provided support towards capital discipline and shareholder focus

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Name	Individual Performance Scores	Decision Factors
Cashel A. Meagher	120/100
  Operations in Manitoba uninterrupted notwithstanding challenges posed by COVID-19
  Excellent safety performance in Manitoba and Peru
  Record production at Lalor and Stall
  35% increase in Snow Lake gold reserves
  Strong operating performance in Peru despite government-ordered 8 week shutdown
  Exploration success in Arizona
  All production and costs within guidance
  Completed Consulta Previa at Pampacancha (with one landholder remaining)
  777 skip incident (with strong recovery)

Eugene Lei	130/100
  Extensive corporate development review of strategic partnership and acquisition opportunities
  Assumed substantial additional executive leadership responsibilities as Interim CFO in H1 2020, for financial reporting, treasury, financial planning and analysis, marketing, tax, risk and internal audit, and investor relations and communications
  Repositioned Manitoba assets and successfully unveiled phased Snow Lake Gold strategy and communications
  Invigorated IR Program and Communications strategy
  After a fulsome review in 2019, implemented first year of Hudbay's refreshed strategic plan

Patrick Donnelly	125/100
  Oversaw successful execution of financing and corporate development initiatives
  Took on accountabilities for HR/Organizational Effectiveness function and presented new strategy and vision to the Compensation and HR Committee
  Improved internal corporate communications with substantially reduced budget
  Led diversity and inclusion initiative for the corporate office
  Oversaw corporate office reopening with COVID-19 protocols

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2020 STIP Awards

The non-CEO NEOs' STIP award is based 70% on the corporate performance score and 30% on individual performance. The following table shows the actual STIP awarded to Messrs. Douglas, Meagher, Lei and Donnelly with respect to their 2020 performance.

Name(1)	2020 Base Salary	2020 Target STIP		Annual Performance Score		Weighted Average Performance Score	2020 STIP Award
		% of Base Salary	Target STIP $	Corporate Performance Score (60%)	Individual Performance Score (40%)
	[A]	[B]	[C] =[A]x[B]			[D]	[C]x[D]
Steve Douglas	$600,000	90%	$540,000	127%	120%	124.9%	$341,850(2)
Cashel A. Meagher	$596,500	90%	$536,850	127%	120%	124.9%	$670,525
Eugene Lei	$464,500	80%	$371,600	127%	130%	127.9%	$475,307
Patrick Donnelly	$432,900	70%	$303,030	127%	125%	126.4%	$382,992

1. Mr. Bryson retired effective March 31, 2020 and has not been included in this table.

2. Mr. Douglas' STIP award was prorated to his start date of June 30, 2020.

LTIP Grants made in early 2020

As described above, previous LTIP awards were granted in the form of RSUs and the target value of grants was adjusted upwards or downwards based in part on the same corporate and individual performance score that was used to determine STIP awards. Like STIP awards, the LTIP grant made in February of a particular year was considered compensation in respect of the previous year. Following the changes to our LTIP design in early 2020, the awards are granted at their target value and the ultimate value to be realized from the awards is based entirely on performance starting in the year in which they are granted. As a result, while the LTIP grant made in February 2019 may be considered compensation in respect of 2018 performance, the LTIP grant made in February 2020 is considered 2020 compensation.

For purposes of this Compensation Discussion and Analysis, we are presenting the STIP grant the executives received in February 2021 (which is compensation in respect of 2020) alongside the LTIP granted in February 2020 (which is also compensation in respect of 2020) in order to provide an accurate view of the overall compensation received by our senior executives.

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Name	2020 Base Salary	Target LTIP		Amount of Target Allocated to PSUs	Amount of Target Allocated to RSUs	Amount of Target Allocated to Options	# PSUs Granted	# RSUs Granted	# Options Granted
		% of Base Salary	Target LTIP $
	[A]	[B]	[C]=[A]x[B]
Steve Douglas	$600,000	170%	$1,020,000	$510,000	$255,000	$255,000	130,102	65,051	123,188
Casher A. Meagher	$596,499	170%	$1,014,048	$507,024	$253,512	$253,512	127,393	63,697	125,501
Eugene Lei	$464,530	130%	$603,889	$301,945	$150,972	$150,972	75,865	37,933	74,739
Patrick Donnelly	$432,858	120%	$519,429	$259,715	$129,857	$129,857	65,255	32,627	64,286

1. The unit price for RSUs and PSUs was $3.98 and was based on the five-day simple average price, except in the case of Mr. Douglas' PSUs and RSUs which were awarded on June 30, 2020 at a unit price of $3.92, based on the five-day simple average.

2. The unit price for options was $2.02 using a Black-Scholes valuation methodology, except in the case of Mr. Douglas' options which were awarded on June 30,2020 at a unit price of $2.07.

2020 Total Direct Compensation

The table below shows the actual total direct compensation for Messrs. Douglas, Meagher, Lei, and Donnelly for 2020.

Name	2020 Base Salary	Actual STIP	Total Cash Compensation	LTIP Value ($)	Total Direct Compensation
Steve Douglas	$302,273	$341,850	$644,123	1,020,000	$1,664,123
Cashel A. Meagher	$596,499	$670,525	$1,267,024	1,014,048	$2,281,072
Eugene Lei	$464,530	$475,307	$939,837	603,889	$1,543,726
Patrick Donnelly	$432,858	$382,992	$815,850	519,430	$1,335,280

1. Mr. Douglas received an LTIP grant on June 30, 2020 and his STIP award was prorated to his start date of June 30, 2020.

Compensation Changes for 2021

For 2021, the Board approved a 2.0% increase in base salary for Messrs. Kukielski, Douglas, Lei and Donnelly, and 2.6% for Mr. Meagher, in line with increases provided to the broader employee base. There were no changes to the NEO's target STIP or LTIP, except for Mr. Lei whose LTIP increased from 130% to 150% to reflect his increased responsibilities following his assumption of responsibility for the investor relations function.

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PERFORMANCE GRAPHS

Shareholder Experience

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for $100 invested in Hudbay Shares on December 31, 2015 against the cumulative total shareholder return of the S&P/TSX Composite Index, relative year-over-year changes in copper price, and the median performance of a custom index consisting of the following peers: Antofagasta, Capstone Mining, Copper Mountain, Ero Copper, First Quantum, Freeport McMoRan, Imperial Metals, Lundin Mining, Nexa Resources, Oz Minerals, Taseko Mines, Teck Resources and Turquoise Hill.

The trend shown in this graph is generally consistent with the realized and realizable compensation of our executive officers over the same period, recognizing the change to the CEO role that occurred in 2019 and the change to the CFO role that occurred in 2020. All of our NEOs other than Messrs. Kukielski and Douglas were employed by the company throughout the five-year period and the value of their LTIP awards is directly linked to the price of our shares. In addition, in 2016, 2017 and 2020, we achieved positive total shareholder returns and our executives' corporate score used to determine STIP and, in the case of 2016 and 2017, LTIP awards were 140%, 104% and 127%, respectively. In 2018 and 2019 we had negative total shareholder return and our corporate score for those years was below target - 93.5% and 81% respectively.

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Executive Compensation Tables

Summary Compensation Table

The following table shows the compensation received in or in respect of the financial years ended December 31, 2020, 2019 and 2018 by each of the NEOs. In the annual incentive plan column of our Summary Compensation Table, the awards disclosed for 2020, 2019 and 2018 are the STIP amounts approved by the Board and awarded in early 2021, 2020 and 2019, respectively, in respect of the prior year's performance.

As described above under "Long-Term Incentive Plan (LTIP)", following the changes to our LTIP design in early 2020, LTIP awards are granted at their target value and the ultimate value to be realized from LTIP awards is based entirely on the company's future performance, starting in the grant year. As such, the "Share-based awards" and "Option awards" in the Summary Compensation Table for 2020 represent the grant date value of the RSUs and PSUs (in the case of share-based awards) and share options (in the case of option awards) that were granted in February 2020 and are considered part of each NEO's 2020 compensation.

Prior to 2020, LTIP awards were granted exclusively in the form of RSUs and the target value of the grant was adjusted upwards or downwards based on the same corporate and individual performance score that was used to determine the NEO's STIP award in respect of that year, as well as a modifier based on our total shareholder returns. To align with our current LTIP design and approach to executive compensation, the 2019 and 2018 "Share-based awards" disclosed in this Summary Compensation Table reflect the grant date value of the RSU awards made to our NEOs in early 2019 and 2018, respectively, notwithstanding that those awards were affected by the prior year's performance (i.e., 2018 and 2017, respectively) and may be considered compensation in respect of the prior year. Although this is an imperfect comparison, management believes it provides the best view of the overall compensation received by our senior executives on a year over year basis and will be the most useful reference point going forward.

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Name and principal position	Year	Salary ($)	Share-based awards(5) ($)	Option awards ($)	Non-equity incentive plan compensation		Pension Value(1) ($)	All other compensation(2)($)	Total compensation ($)
					Annual incentive plan ($)	Long-term incentive plan ($)
Peter Kukielski Interim President and CEO(6)	2020 2019 2018	896,860 444,135 -	1,678,125 - -	559,375 - -	1,370,424 - -	- - -	102,973 - -	600,411 578,010 -	5,208,168 1,022,145 -
Steve Douglas Senior Vice President and CFO(4)	2020 2019 2018	302,275 - -	765,000 - -	255,000 - -	341,850 - -	- - -	36,273 - -	25,776 - -	1,726,174 - -
David S. Bryson Senior Vice President and CFO(3)	2020 2019 2018	129,330 504,700 490,000	620,782 722,001 829,409	206,927 - -	- 402,448 441,441	- - -	8,528 127,757 118,465	30,061 52,968 54,038	995,628 1,809,874 1,933,353
Cashel A. Meagher Senior Vice President and COO	2020 2019 2018	596,500 581,950 565,000	760,536 919,890 877,363	253,512 - -	670,525 505,947 529,349	- - -	170,060 151,531 279,154	102,322 54,752 54,642	2,553,455 2,214,070 2,305,508
Eugene Lei Senior Vice President, Corporate Development and Strategy	2020 2019 2018	464,530 453,200 440,000	452,917 547,816 619,181	150,972 - -	475,307 357,484 366,432	- - -	163,401 130,240 143,843	169,967 58,119 44,920	1,877,094 1,546,859 1,614,376
Patrick Donnelly Vice President and General Counsel	2020 2019 2018	432,860 422,300 410,000	389,572 453,093 286,474	129,857 - -	382,992 291,471 287,287	- - -	120,506 108,257 262,412	80,502 39,657 39,242	1,536,289 1,314,778 1,285,415

1. Mr. Kukielski was not entitled to a pension while serving as Interim CEO. He became entitled to pension benefits when he was appointed President and CEO on January 22, 2020 and participates in the company's defined contribution pension plan.

2. None of the other NEOs, other than Mr. Kukielski, received perquisites that in the aggregate amounted to greater than $50,000. Mr. Kukielski received the following perquisites during 2020 in connection with his appointment as permanent CEO which totaled C$238,190.41: relocation payments, relocation costs and life and long-term disability insurance. Mr. Kukielski and his spouse enjoyed the following perquisites during 2019 while Mr. Kukielski was serving as Interim CEO, which totaled C$73,850.18: life and long-term disability insurance, furnished accommodation and hotels in Toronto and return travel to and from their former home in Vancouver. In addition to perquisites, amounts in this column include company contributions under our Employee Share Purchase Plan and the payment of dividend equivalents on share units held by the NEOs. In the case of Mr. Kukielski, the amount in this column also includes the DSU compensation he received in his capacity as an independent director and interim CEO up to January 22, 2020 and the additional DSUs he received in 2020 worth $250,138 upon being appointed permanent CEO. In the case of Mr. Lei, the amount in this column also includes the $100,000 in compensation he received for acting as interim CFO in 2020 prior to the appointment of Mr. Douglas.

3. Mr. Bryson retired as Senior Vice President and Chief Financial Officer effective March 31, 2020.

4. Mr. Douglas was appointed Senior Vice President and Chief Financial Officer effective June 30, 2020. Upon hiring, Mr. Douglas received share-based awards and options as part of his 2020 LTIP grant dated June 30, 2020.

5. Share-based awards represent RSUs and PSUs in respect of 2020 and RSUs only in respect of 2019 and 2018. PSUs are subject to a multiplier based on future performance as discussed under "Long Term Incentive Plan (LTIP)".

6. Mr. Kukielski's salary in 2020 includes $55,000, representing the pro-rated monthly compensation he received as interim CEO up to January 22, 2020 when he was appointed permanent CEO, and the pro-rated amount of his annual salary as CEO for the remainder of 2020.

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Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2020.

Outstanding Option-based Awards and Share-based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(2)	Number of shares or units of shares that have not vested (#)(3)	Market or payout value of share- based awards that have not vested ($)(2)
Peter Kukielski	276,918	3.76	25-Feb-2027	1,426,128	424,194	3,779,571
Steve Douglas(4)	123,188	3.92	25-Feb-2027	614,708	195,500	1,741,907
David S. Bryson	102,439	3.76	25-Feb-2027	527,561	238,056	2,121,076
Cashel A. Meagher	125,501	3.76	25-Feb-2027	646,330	295,620	2,633,975
Eugene Lei	74,739	3.76	25-Feb-2027	384,906	176,048	1,568,588
Patrick Donnelly	64,286	3.76	25-Feb-2027	331,073	149,391	1,331,075

1. None of these options had vested as of December 31, 2020.

2. Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $8.91 on December 31, 2020.

3. Excludes the share units that vested on December 31, 2020.

4. Mr. Douglas' options were granted effective June 30, 2020 and, as a result, have an exercise price of $3.92.

Incentive Plan Awards Vested or Earned in 2020

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2020.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year(1) ($)	Non-equity incentive plan compensation - Value earned during the year(2) ($)
Peter Kukielski	-	308,083	1,370,424
Steve Douglas	-	0	341,850
David S. Bryson	-	719,642	0
Cashel A. Meagher	-	761,253	670,525
Eugene Lei	-	537,237	475,307
Patrick Donnelly	-	248,562	382,992

1. Represents the share units that vested on December 31, 2020, and in the case of Mr. Kukielski, the DSUs he received in his capacity as an independent director and interim CEO up to January 22, 2020 and the additional DSUs he received in 2020 worth $250,138 upon being appointed permanent CEO.

2. Represents the annual short term incentive bonus awarded in respect to 2020.

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Pension Plan Benefits: Defined Benefit Plan

Name(1)	Number of years credited service (#)	Annual benefits		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- Compensatory change ($)	Closing present value of defined benefit obligation ($)
		At year end ($)	At age 65 ($)
Peter Kukielski	-	-	-	-	-	-	-
Steve Douglas	-	-	-	-	-	-	-
David S. Bryson	11.6	109,914(2)	N/A	2,070,058	8,528	(395,148)	1,683,438(3)
Cashel A. Meagher	12.1	135,496	325,191	2,351,333	170,060	268,758	2,790,151
Eugene Lei	8.3	71,297	265,022	1,266,063	151,273	192,441	1,609,777
Patrick Donnelly	12.1	96,967	227,371	1,669,550	120,506	179,866	1,969,922

1. The Company's defined benefit plan was previously closed to new entrants. As such, Messrs. Kukielski and Douglas participate in the company's defined contribution plan, as described below.

2. Represents Mr. Bryson's annual pension payable after age 65, based on his termination of employment on March 31, 2020.

3. For Mr. Bryson, the accrued obligation at December 31, 2020 reflects his retirement in 2020, including the form of pension elected by Mr. Bryson.

Defined Contribution Plans(1)(2)

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Peter Kukielski	0	102,973	106,718
Steve Douglas	0	36,273	38,170
David S. Bryson	-	-	-
Cashel A. Meagher	-	-	-
Eugene Lei	63,707	12,128	76,743
Patrick Donnelly	-	-	-

1. NEOs may make a one-time irreversible election to receive all or a portion of their future annual incentive bonuses as supplementary pension credits under the supplemental pension plan - see "Summary of Elements of Executive Compensation - Retirement Benefits." The amounts included for Mr. Lei represent the compensatory change in value in respect of the amount of his annual incentive bonus that he has elected to receive as a supplementary pension credit.

2. For Messrs. Kukielski and Douglas, this represents their pension benefits under the defined contribution plan, known as the MPP, including top-up amounts credited to a supplemental plan in respect of employer contributions that exceed the statutory maximum. See "Summary of Elements of Executive Compensation - Retirement Benefits."

RETIREMENT BENEFITS - DESCRIPTION OF PENSION PLANS

Messrs. Meagher, Lei and Donnelly participate in our defined benefit pension plan, which was closed to new participants in 2015. The defined benefit plan is based on 2% of the average of the member's earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member's retirement, death or termination of continuous service in which the highest average is attained, multiplied by the member's credited service. The benefit is normally payable at age 62 but can be paid up to 10 years earlier on a reduced basis (reduction of 4.8% per year for each year that retirement precedes age 62). Members in the pension plan may elect to make optional ancillary contributions to the plan in order to enhance the ancillary features of their pension. The cost of additional benefits is fully paid by the member and contributions cannot exceed an annual maximum of the lesser of 9% of the member's earnings, or $20,061 for 2020.

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The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guaranteed period of five years. Pensions in excess of the Income Tax Act (Canada) maximum pension limits are provided under the defined benefit component of our supplemental pension plan. Our defined benefit plan has been closed off to new entrants and all new non-unionized employees and executives in Canada participate in our defined contribution pension plan.

Mr. Kukielski, and Mr. Douglas participate in our Money Purchase Plan (MPP), a defined contribution pension plan. Under the MPP, they receive an annual employer contribution equal to 12% of their base salaries. The MPP does not permit voluntary contributions by executives. When the statutory annual maximum contribution is reached, the balance of the employer contribution is credited to a notional account that is indexed to actual fund performance and secured by a letter of credit.

NEOs may also make a one-time irreversible election to reduce their eligibility to participate in all or a portion of the annual incentive bonus plan (STIP) in exchange for eligibility for supplementary pension credits under the defined contribution component of our supplemental pension plan. Supplementary pension credits are determined and awarded at the same time as annual incentive bonuses. The accounts are notional accounts which are secured with a letter of credit held in trust by a financial institution. The accounts are credited with interest equal to the annual yield rate of Government of Canada marketable bonds with average yields over 10 years. We do not match or otherwise make contributions to this defined contribution component of the supplemental pension plan.

Employment Agreements

Each of our current NEOs is party to an employment agreement with our Company. The NEOs' employment agreements establish their base salary and right to participate in our annual incentive bonus, long-term incentive, pension and benefit plans. The tables below summarize the payments and benefits to which our CEO and other NEOs are entitled under their respective employment agreements following their involuntary termination without cause, or resignation for certain specified events, defined as "good reason", including but not limited to a substantial change in the employment conditions or duties of the NEO that adversely affects the extent, nature or status of his responsibilities, any material reduction in the NEO's base salary, any transaction that results in a change in the status of Hudbay as a publicly-listed entity to one that is privately held, following which he is not appointed to continue in the same role, or any requirement that the NEO relocate. Under the NEOs' employment agreements, a termination without cause following a change of control is not treated differently than a termination without cause in other circumstances.

Each of our NEOs is required by their respective employment agreements to not solicit officers, employees or agents of Hudbay for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information. In addition, Messrs. Kukielski and Douglas are subject to a non-compete provision, which requires that, for six months following their voluntary or involuntary departure from the company, neither will serve as an officer, employee, contractor or service provider to a competitor in the jurisdictions where the company carries on business.

Termination Entitlements: Peter Kukielski

Payment/Benefit	NEOs' Entitlement on Termination
Salary and STIP to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination
Base salary	24 months' base salary

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Lump sum payment (STIP)

An amount equal to: (a) two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date, but only if he has been employed by the company for such two year period; (b) two times the annual incentive bonus paid or payable for the fiscal year completed prior to the termination date, if the date of termination occurs between January 1, 2021 and December 31, 2021, or (c) nil, if the termination date is prior to December 31, 2020

Pension and benefit plans	Entitled to continue to receive benefits for 24 months (except for those in respect of which the applicable plans do not permit ongoing participation following the termination of employment)
Vesting of equity awards	All unvested RSUs and PSUs will vest on a prorated basis to the termination date and any previously vested options shall remain exercisable for 60 days

Termination Entitlements: Steve Douglas, Cashel Meagher, Eugene Lei and Patrick Donnelly

Payment/Benefit	NEOs' Entitlement on Termination
Salary and STIP to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination
Lump sum payment (base salary)	An amount equal to 24 months' base salary
Lump sum payment (STIP)

Messrs. Meagher, Lei and Donnelly are entitled to an amount equal to two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date. Mr. Douglas is entitled to a STIP severance amount which is two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date; unless the date of termination is between January 1, 2021 and December 31, 2021, in which case he is entitled to two times the annual incentive bonus paid or payable for the fiscal year completed prior to the termination date.

Pension and benefit plans	Entitled to continue to participate for 24 months or receive a lump sum payment equal to the premium contributions and pension entitlements during the 24 month period
Vesting of equity awards	All unvested RSUs and PSUs and options shall become immediately vested and any previously vested options shall remain exercisable for 60 days

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Payments on Termination

The following table provides details regarding the estimated payments to each of the NEOs as at December 31, 2020 assuming termination without cause on that date:

Name	Pro-rated STIP to Date of Termination ($)	Severance (Multiple of Base Salary) ($)	Severance (Multiple of Average Bonus) ($)	Severance (Value of Benefits) ($)	Value of Immediately Vested Share Units ($)(1)(2)(3)	Total ($)
Peter Kukielski(4)	1,012,380(5)	1,790,000	2,024,760(6)	228,744	1,073,466	6,129,380
Steve Douglas	272,950(7)	1,200,000	545,900(8)	255,114	1,741,907	4,015,871
Cashel A. Meagher	536,849	1,192,998	1,176,472	378,394	2,633,975	5,918,688
Eugene Lei	371,624	929,060	832,791	243,685	1,568,588	3,945,748
Patrick Donnelly	303,001	865,716	674,463	277,639	1,331,075	3,451,894

1. For the non-CEO NEOs, represents the market value of the LTIP awards granted in 2020 and 2019, based on the closing price of the Hudbay Shares on the Toronto Stock Exchange of $8.91 on December 31, 2020. The LTIP grant made in 2018 vested in the normal course on December 31, 2020 and is not included.

2. In the case of Mr. Kukielski, all unvested RSUs and PSUs will vest on a prorated basis to the termination date and any remaining unvested options will be cancelled.

3. Excludes the value of any "in-the-money" options, as none of our NEOs had any vested options as at December 31, 2020.

4. This table does not include the DSUs Mr. Kukielski received for serving as an independent director and interim CEO until January 2020. The DSUs were vested at the time of grant and become payable following his departure from the company.

5. Mr. Kukielski is entitled to a pro-rated STIP to the Date of Termination. The amount in this table reflects his start date of January 22, 2020.

6. Mr. Kukielski is entitled to a STIP severance amount which is two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date; unless the date of termination is between January 1, 2021 and December 31, 2021, in which case he is entitled to two times the annual incentive bonus paid or payable for the fiscal year completed prior to the termination date. The amount reflected in this table assumes termination on January 1, 2021 and a STIP severance amount equal to two times his 2020 STIP award.

7. Mr. Douglas is entitled to a pro-rated STIP to the Date of Termination. The amount in this table reflects his start date of June 30, 2020.

8. Mr. Douglas is entitled to a STIP severance amount which is two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date; unless the date of termination is between January 1, 2021 and December 31, 2021, in which case he is entitled to two times the annual incentive bonus paid or payable for the fiscal year completed prior to the termination date. The amount reflected in this table assumes termination on January 1, 2021 and a STIP severance amount equal to two times his 2020 STIP award.

Double-Trigger Payment on Termination

None of our NEOs are entitled to any payments or accelerated vesting of equity based awards in a circumstance where there is a change of control and they are not terminated or they do not resign for "good reason", as described in more detail under "Employment Agreements" above. Such entitlements will only arise if their employment is terminated.

Director Compensation

Our director compensation program compensates non-executive directors (for purposes of this section, "Directors") for the time and effort they are expected to devote to Company matters. Executive directors (currently only our CEO) are compensated in their capacity as executives only and do not receive additional compensation for serving on the Board.

2020 Director Compensation

In 2019, the Committee completed a review of our director compensation policy. The last such review was conducted in 2017. Historically, our director compensation has been positioned near or below the 25th percentile of the peer group (which is the refreshed peer group used for 2020 NEO benchmarking - see "Executive Compensation Overview - Compensation Comparator Group"), with the exception of the Board Chair role, which was set in 2010 and had not been adjusted until 2020.

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Effective January 1, 2020, on the Compensation and Human Resources Committee's recommendation, the Board adopted changes to our director compensation policy to bring pay levels in line with the median of the peer group and to bring the fee structure in line with typical market practice. Among the changes to director compensation are the following:

  The implementation of a "flat-fee" structure, which eliminates meeting and travel fees;
  Increases to the annual cash and equity retainer for directors to bring total compensation in line with the median (based on the assumption each director will serve on two committees);
  A reduction to the Board Chair's cash and equity retainers by a total of $20,000 to bring his total compensation in line with the peer median; and
  A reduction in the Audit Committee Chair retainer and an increase in the Corporate Governance and Nominating Committee Chair retainer to bring them in line with the median.

The revised fees payable to our directors are shown in the table below:

Pay Component	Component	2020 Compensation Policy
Director Fees	Annual Cash Retainer	$85,000
	Annual Equity Retainer	$116,000
Board Chair Fees	Annual Cash Retainer	$157,500
	Annual Equity Retainer	$157,500
Committee Chair Retainers	Audit	$30,000
	Compensation & HR	$20,000
	Corporate Governance	$15,000
	Technical	$25,000
	EHSS	$15,000

Equity-based compensation for our Directors is awarded in the form of deferred share units (DSUs). DSUs, which are granted pursuant to our Directors' Deferred Share Unit Plan, track the value of the Hudbay Shares. DSUs are vested at the time of grant but they are not paid out until after a Director departs from the Board, at which time they are paid out in cash equal to the number of DSUs held multiplied by the price of the Hudbay Shares at the time the DSUs are paid. When dividends are paid on our Hudbay Shares, holders of DSUs receive dividend equivalents, which entitle the holder to a number of additional DSUs equal to the number of DSUs held multiplied by the per share amount of the dividend, divided by the price of our common shares at the time the dividend is paid. Ensuring that Directors have an equity interest in Hudbay helps to align the interests of our Directors with the long-term interests of our shareholders and is consistent with our desire to implement best practices in our compensation programs. To further align their interests with those of our shareholders, Directors may elect to have all or a portion of their cash retainer and meeting fees payable to them in DSUs.

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Director Compensation Table

The following table sets out the compensation paid to each of our Directors in respect of the year ended December 31, 2020.

Name	Fees earned ($)(2)	Share-based awards ($)(3)	All other compensation ($)(4)	Total ($)
Carol T. Banducci	-	231,000	1,916	232,916
Igor Gonzales	85,000	116,000	1,579	202,579
Alan R. Hibben(1)	-	27,610	5,844	33,454
Richard Howes	-	201,000	771	201,771
Sarah B. Kavanagh	100,000	116,000	1,579	217,579
Carin S. Knickel	-	221,000	3,070	224,070
Stephen A. Lang	97,500	217,500	524	315,524
Daniel Muñiz Quintanilla	85,000	116,000	383	201,383
Colin Osborne	-	226,000	1,491	227,491
David S. Smith	100,000	116,000	383	216,383

1. Mr. Hibben ceased to be a director on February 19, 2020.

2. Represents fees and retainers paid in cash. Directors can elect to have all or a portion of their cash retainers and meeting fees paid to them in DSUs.

3. Represents fees and retainers paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board.

4. Represents amounts paid in additional DSUs as dividend equivalents following payments of our $0.01 per share dividend on March 27 and September 25, 2020.

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Value on Pay-Out or Vesting of Incentive Plan Awards

Name(1)	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)(2)
Carol T. Banducci	-	231,000
Igor Gonzales	-	116,000
Alan R. Hibben	-	27,610
Richard Howes	-	201,000
Sarah B. Kavanagh	-	116,000
Carin S. Knickel	-	221,000
Stephen A. Lang	-	217,500
Daniel Muñiz Quintanilla	-	116,000
Colin Osborne	-	226,000
David S. Smith	-	116,000

1. The cash and DSU compensation received by Mr. Kukielski as interim CEO is included in the Summary Compensation Table under "All other compensation".

2. Represents the amount of DSUs granted to each director in respect of 2020 pursuant to our Directors' DSU plan (excluding amounts paid in additional DSUs as dividend equivalents). DSUs are vested at the time of grant. For greater certainty, DSUs are not paid out until a Director departs from the Board. No share options have been granted to the current Directors and, accordingly, none of the Directors hold unvested equity awards.

Outstanding Share-Based Awards

The following table provides information regarding the share-based awards for each director outstanding as of December 31, 2020.

Name(1)	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
Carol T. Banducci	-	-	-	-	-	-	-	-	1,084,600
Igor Gonzales	-	-	-	-	-	-	-	-	820,432
Alan R. Hibben	-	-	-	-	-	-	-	-	2,482,429
Richard Howes	-	-	-	-	-	-	-	-	542,993
Sarah B. Kavanagh	-	-	-	-	-	-	-	-	820,432
Carin S. Knickel	-	-	-	-	-	-	-	-	1,591,2461
Stephen A. Lang	-	-	-	-	-	-	-	-	449,074
Daniel Muñiz Quintanilla	-	-	-	-	-	-	-	-	285,831
Colin Osborne	-	-	-	-	-	-	-	-	889,650
David S. Smith	-	-	-	-	-	-	-	-	285,831

1. The cash and DSU compensation received by Mr. Kukielski as interim CEO is included in the Summary Compensation Table under "All other compensation".

2. Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $8.91 on December 31, 2020.

EQUITY OWNERSHIP GUIDELINES FOR DIRECTORS

The Corporate Governance Guidelines adopted by the Board impose minimum equity ownership requirements on the directors, pursuant to which each director will be required to acquire Hudbay Shares or DSUs having an initial acquisition or grant date value equal to three times the aggregate value of his or her annual cash and equity retainer. For the purpose of determining the value of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant. Directors are expected to achieve this level of ownership within five years from the date they become directors and when there is an increase to the annual retainer, directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase. The Directors' progress in meeting our equity ownership guidelines as at March 12, 2021 is shown in the following table:

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Name	Value of Equity Required ($)	Total Equity Ownership(1) ($)	In Compliance with Guidelines?
Carol T. Banducci	603,000	770,920	Yes
Igor Gonzales	603,000	618,371	Yes
Richard Howes	603,000	456,796	Yes
Sarah B. Kavanagh	603,000	618,371	Yes
Carin S. Knickel	603,000	1,289,456	Yes
Stephen A. Lang	945,000	483,484	Yes
Colin Osborne	603,000	762,579	Yes
Daniel Muñiz Quintanilla	603,000	219,398	Yes
David S. Smith	603,000	269,058	Yes

1. Includes the grant date value of DSUs held and the acquisition value of common shares held.

2. Messrs. Howes, Lang, Quintanilla and Smith joined the Board in 2019 and, as such, have until 2024 to achieve the required value of equity.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(2)	Weighted average exercise price of outstanding options, warrants and rights(3) ($)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by securityholders(1)	4,861,139	$3.77	11,517,288
Equity compensation plans not approved by securityholders	-	-	-
Total	4,861,139	$3.77	11,517,288

1. Includes the Share Option Plan and LTEP, as approved by our shareholders at our 2008 and 2016 annual and special meetings, respectively.

2. Assumes that all of the outstanding share units under our LTEP will be settled by the issuance of Hudbay Shares.

3. Reflects the weighted average exercise price of the 1,563,189 options that were outstanding as at December 31, 2020.

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The annual burn rate(1) for each of our equity compensation plans over the past three fiscal years is set out in the table below:

Equity Compensation Plan	2020	2019	2018
Share Option Plan	0.60%	0%	0%
LTEP	0.95%	0.41%	0.39%

1. The annual burn rate in respect of each equity compensation plan is calculated according to Section 613(d) of the TSX Company Manual. The number of securities granted under the LTEP plan in the year ended December 31, 2020 and used in the annual burn rate calculation could increase in the future as a result of the multiplier effect on the 1,095,615 Performance Share Units granted thereunder. See "Long-Term Incentive Plan (LTIP)".

If all of the 4,861,139 share units and options outstanding under our LTEP and Share Option Plan, respectively, as at December 31, 2020 were settled by the issuance of Hudbay Shares, the Hudbay Shares issued upon such settlement would have represented approximately 1.86% of our issued and outstanding Hudbay Shares as at such date.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, of any person who: (i) has been a director or executive officer of Hudbay at any time since the beginning of the company's last financial year; (ii) is a proposed nominee for election; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers or employees or those of any of our subsidiaries had any indebtedness outstanding to Hudbay or any of our subsidiaries during the year ended December 31, 2020 or as at the date hereof. Additionally, Hudbay has not provided any guarantee, support agreement, letter of credit or other similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Hudbay, except pursuant to the agreement with Waterton Global Resource Management in respect of the election of directors at the 2020 shareholders' meeting, no "informed person", any proposed nominee or any associate or affiliate of any informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction since January 1, 2020, or has had any such interest in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries. "Informed Person" means (a) a director or executive officer of Hudbay, (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of Hudbay, (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, Hudbay Shares carrying more than 10% of the voting rights attached to all of the Hudbay Shares, and (d) Hudbay, if we have purchased, redeemed or otherwise acquired any of our securities, for so long as we hold any of our securities.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

We have purchased insurance for the benefit of the directors and officers of Hudbay and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Canada Business Corporations Act. The annual premium for such insurance is US$2,319,625. The policy provides an annual aggregate coverage limit of US$80 million in the policy year.

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In accordance with the provisions of the Canada Business Corporations Act, our By-law provides that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of the association with us or other entity, if:

  the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual has reasonable grounds for believing that the individual's conduct was lawful.

We have entered into indemnification agreements with each of our directors and officers, which agreements provide that we undertake and agree to indemnify the director or officer to the fullest extent permitted by law, against any reasonable expense that the director may suffer or incur in respect of any claim, action, suit or proceeding (including, without limitation, any claim, demand, suit, proceeding, inquiry, hearing, discovery or investigation whether civil, criminal, administrative or investigative and whether brought by or on behalf of us or otherwise) involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of Hudbay, including any act or thing done or not done in the director's capacity as director or officer provided the director has acted as set out above in accordance with our By-law.

If we become liable under the terms of our By-law or the indemnification agreements, the insurance coverage will extend to such liability; however, each claim will be subject to a deductible of US$5 million.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the Canadian Securities Administrators.  These reports and information are available to the public free of charge on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.  Financial information is provided in our audited comparative consolidated financial statements and management's discussion and analysis for the year ended December 31, 2020, which can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.  Our shareholders may also request copies of these documents from our Vice President and General Counsel by telephone at (416) 362-8181 or by e-mail at info@hudbay.com.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of Hudbay Minerals Inc.

By Order of the Board of Directors

Stephen A. Lang, Chair March 31, 2021

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SCHEDULE "A"

HUDBAY MINERALS INC.

(the "Company")

CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE

Introduction

The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the Company and its shareholders.  The Board of Directors, acting on the recommendation of its Corporate Governance and Nominating Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and senior management should perform their functions.

Guidelines

Board of Directors' Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators.  The responsibility of the Board of Directors is to provide direction and oversight.  The Board of Directors approves the strategic direction of the Company and oversees the performance of the Company's business and senior management.  The senior management of the Company is responsible for presenting strategic plans to the Board of Directors for review and approval and for implementing the Company's strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company.  In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company's senior management and outside advisors and auditors.  The directors also should be entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board of Directors' Size

It is the current view of the Board of Directors that the Board of Directors should consist of no more than 13 members to facilitate its effective functioning.

Chair of the Board of Directors

The Chair should be a director who is independent and not a member of senior management who is appointed by the Board of Directors.

Board Selection and Diversity

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors.  In assessing individual director nominees, the Corporate Governance and Nominating Committee considers:

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  relevant skills and expertise in areas including leadership, mining, finance and mergers and acquisitions, operations, international business, government relations, environment, health, safety and sustainability, human resources and executive compensation, corporate governance, risk management, marketing and legal and regulatory, judgment and character,
  diversity, including diversity of gender, viewpoints, backgrounds, experiences and other demographics, and the extent to which the interplay of an individual's expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, diverse, collegial and responsive to the needs of the Company.

The Corporate Governance and Nominating Committee will review the Board of Directors' skills matrix to help identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members. In addition to its own search for director nominees, the Corporate Governance and Nominating Committee may engage experienced and independent external consultants. When engaging the services of search consultants, the Corporate Governance and Nominating Committee instructs them to have broad selection criteria that include a mix of skills and expertise, and to identify candidates who are diverse in all aspects, including gender.

The Corporate Governance and Nominating Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors that are appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance and Nominating Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Election of Directors

Each director should be elected by the vote of a majority of the shares represented in person or proxy at any meeting for the election of directors.  If any nominee for election as director receives, from the shares voted at the meeting in person or by proxy, a greater number of votes "withheld" than votes "for" his or her election, the director must immediately tender his or her resignation to the Chair of the Board of Directors following the meeting, to take effect upon acceptance by the Board of Directors.  The Corporate Governance and Nominating Committee will expeditiously consider the director's offer to resign and make a recommendation to the Board of Directors whether to accept that offer.  The Board of Directors will accept the offer to resign absent exceptional circumstances and within 90 days of the meeting of shareholders, the Board of Directors will make a final decision concerning the acceptance of the director's resignation and announce that decision by way of a news release.  Any director who tenders his or her resignation will not participate in the deliberations of the Board of Directors or any of its committees pertaining to the resignation.  This process applies only in circumstances involving an "uncontested" election of directors - where the number of director nominees does not exceed the number of directors to be elected and where no proxy materials are circulated in support of one or more nominees who are not part of the slate supported by the Board of Directors for election at the meeting.  If any director fails to tender his or her resignation as contemplated in this paragraph, the Board of Directors will not re-nominate that director.  Subject to any corporate law restrictions, where the Board of Directors accepts the offer of resignation of a director and that director resigns, the Board of Directors may exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the resultant vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director whom the Board of Directors considers to merit the confidence of the shareholders, or call a special meeting of shareholders to elect a new nominee to fill the vacant position.

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Continuation as a Director

The Board of Directors does not believe it is appropriate to have an arbitrary age or term limit for service on the Board.  Instead, the Board will focus on renewal and will be vigilant in monitoring the performance of each director and ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

When a director's principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the Chair of the Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee will review that director's continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

Committee Membership

Each of the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee, the Environmental, Health, Safety and Sustainability Committee and the Technical Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter.  Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee.  The Board of Directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, generally will designate one member of each committee as chair of that committee.  Membership on these committees, including the person serving as Chair, should be changed from time to time in order to allow for new perspectives, keeping in mind the skills required to serve on each committee.

Evaluating Board of Directors and Committee Performance

The Board of Directors and each committee under the guidance and direction of the Corporate Governance and Nominating Committee will:

  Conduct an annual self-evaluation; and
  Periodically review and assess the adequacy of its Charter and the position description for the Chair and recommend any improvements to the Corporate Governance and Nominating Committee for recommendation to the Board of Directors.

Authority to make minor technical amendments to the Charters may be made by the head of the Legal group, who will report any such amendments to the Board of Directors, or the relevant committee, at its next regular meeting.

Board of Directors and Committee Meetings

Quorum for the transaction of business at any meeting of the Board of Directors or committee, as the case may be, shall be a majority of the number of members or such greater number as the Board or committee shall by resolution determine.  The powers of the board or committee, as the case may be, may be exercised at a meeting at which a quorum is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution.  Each member (including the Chair) is entitled to one (but only one) vote in any proceedings.

Meetings of the Board of Directors or committee, as the case may be, shall be held from time to time and at such place as the Chair of the Board or committee (or any two directors) may request upon 48 hours prior notice (if the notice is mailed) or 24 hour notice (if the notice is given personally or delivered by means of electronic communication).  The notice period may be waived by a quorum of the Board or the committee.

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To ensure free and open discussion and communication among directors, the independent directors will meet in executive session (with no members of senior management or non-independent directors present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine.  The Chair will preside at these executive sessions, unless the directors present at such meetings determine otherwise.  Any interested party may communicate directly with the Chair, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting.  All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee.  Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Compensation and Human Resources Committee's Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Compensation and Human Resources Committee.

Share Ownership Guidelines

Each director is required to acquire common shares of the Company having an initial acquisition value equal to three times his or her annual retainer.  Directors are expected to achieve this level of ownership within five years from the date they become directors.  Directors may apply the deferred share units that they receive as payment for all or part of their annual retainer towards this minimum equity ownership requirement.  If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer.  For greater certainty, the determination as to whether a director has met this minimum equity ownership level will be made with reference to the value of the common shares (or deferred share units) at the time of their acquisition, and not the then current market price.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance.  All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members.  Attendance by telephone or video conference may be used when necessary to facilitate a director's attendance.

Participation in Meetings.  Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

Loyalty and Ethics.  In their roles as directors, all directors owe a duty of loyalty to the Company.  This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director.  Directors should conduct themselves in accordance with the Company's Code of Business Conduct and Ethics.

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Interlocking Directorships.  Without the approval of the Corporate Governance and Nominating Committee, no director should serve on more than one other public company board of directors on which another director of the Company serves.

Contact with Senior Management and Employees.  All directors should be free to contact the Chief Executive Officer and other members of the Company's senior management at any time to discuss any aspect of the Company's business.  The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of senior management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality.  The proceedings and deliberations of the Board of Directors and its committees are confidential.  Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Senior management, working with the Board of Directors, will provide appropriate orientation and education for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors.  All new directors will participate in this program orientation and education, which should be completed within four months of a director first joining the Board of Directors.  In addition, senior management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices as and when required.

Shareholder Engagement

The Board of Directors is committed to engaging in constructive communications with the Company's shareholders.  As a result, the Board of Directors, acting on the recommendation of the Corporate Governance and Nominating Committee, has adopted a Shareholder Engagement Policy in order to promote open and sustained dialogue with the Company's shareholders.

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SCHEDULE "1"

HUDBAY MINERALS INC.

(the "Company")

BOARD OF DIRECTORS CHARTER

The Board of Directors is elected by the Company's shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company.  The Board of Directors shall:

  Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company's long term strategic plans and the principal issues that the Company expects to face in the future.
  Review the principal strategic, operational, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.
  Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.
  Ensure internal controls and management information systems for the Company are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee.
  Assess the performance of the Company's senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation and Human Resources Committee.
  Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.
  Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

Composition

The Board of Directors should be diverse in gender, viewpoints, backgrounds and other demographics and collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company's business.  A majority of the Board of Directors should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators.  The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence. A copy of those standards is attached as Appendix A.  The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chair by majority vote of the Board of Directors.

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Committees

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so.  The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following four committees: the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee and the Environmental Health, Safety and Sustainability Committee.  The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate.  Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee's actions and any significant issues considered by the committee.

Independent Advice

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

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APPENDIX "A"

HUDBAY MINERALS INC.

(the "Company")

CATEGORICAL STANDARDS FOR DETERMINING INDEPENDENCE OF DIRECTORS

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director's independent judgment.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company.  The Board of Directors has determined that:

1. A director's interests and relationships arising solely from his or her (or any immediate family members'1) shareholdings in the Company are not, in and of themselves, a bar to independence.

2. Unless a specific determination to the contrary is made by the Corporate Governance and Nominating Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

• Employment. Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate 2 of the Company or any of its subsidiaries or affiliates (collectively, the "Company Group") or is actively involved in the day-to-day management of the Company;

• Direct Compensation. Receives (or has received) direct compensation during any twelve-month period from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)3;

• Auditor Relationship. Is (or has been) a partner or employee of a firm that is the Company's internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm but no longer is such, he or she or the immediate family member personally worked on the Company's audit;

• Material Commercial Relationship. Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group.

Notes:

1. A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director's home.

2. A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).  An "Affiliate" of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

3. Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment.  Receipt of compensation by an immediate family member need not preclude a director from being independent if that family member is a non-executive employee.

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• Cross-Compensation Committee Link. Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

• Material Association. Has (or has had) a close association with an executive officer of the Company.

Notwithstanding the foregoing, no director will be considered independent if applicable securities legislation, rules or regulations expressly prohibit such person from being considered independent.

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SCHEDULE "B"

HUDBAY MINERALS INC.

(the "Company")

LONG TERM EQUITY PLAN ("LTEP")

LONG-TERM EQUITY PLAN ("LTEP")

Each grant of share units under the LTEP is evidenced by a grant letter, which may contain terms and conditions in addition to the terms and conditions of the LTEP.

The table below provides a summary of the principal terms of the LTEP. For additional detail, please refer to the full text of the LTEP, which can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Provision	Description
Term / Entitlement Date

Although share units do not have a fixed term, the LTEP provides that the entitlement date, being the date on which share units vest and settle, is a date that is no later than December 31 of the third calendar year following the year in which the services corresponding to such share unit awards were performed.

Market Price

The LTEP provides that the market price of common shares (the "Market Price") is the five day average of the closing price of the common shares on the TSX ending on the last trading day immediately preceding the grant date or entitlement date.

Settlement

Subject to the terms of the LTEP and the applicable share unit grant letter, on the entitlement date a share unit award will entitle the Participant to a payment in fully paid common shares or, at our option, the cash equivalent of such common shares.

The cash equivalent of common shares issuable pursuant to a share unit award is determined by multiplying the applicable number of share units by the Market Price on the applicable date.

Insider Participation Limit

The LTEP limits insider participation such that the maximum number of common shares (i) issuable, at any time, and (ii) issued within any one-year period, to insiders, under the LTEP and any other security based compensation arrangement of ours, is 10% of the total number of common shares then issued and outstanding.

Resignation and Termination

The LTEP provides that, in the event a participant who is an employee: (A) is terminated without cause, all share units credited to such Participant immediately vest and become payable on the date of termination; or (B) resigns or is terminated for cause, all share units credited to such Participant immediately terminate.

.

Change of Control

If a change of control occurs and a participant ceases to be an eligible employee within 12 months of such change of control (other than in connection with a termination for cause or resignation), all outstanding share units of such Participant will immediately vest.

In the event of our wind-up, dissolution or liquidation, all share units outstanding will immediately vest.

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Provision	Description
Amendment Procedure

The LTEP provides that, without shareholder approval, the Board may make the following amendments to the LTEP:

(a) amendments of a housekeeping nature;

(b) an addition or a change to the vesting provisions of the LTEP;

(c) a change to the termination provisions of a share unit or the LTEP;

(d) amendments to reflect changes to applicable securities laws; and

(e) amendments to ensure that the share units granted under the LTEP comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom a share unit has been granted may from time to time be resident or a citizen.

All other amendments require shareholder approval.

Dividends

Each participant under the LTEP is granted additional share units equal to the aggregate amount of dividends that would have been paid to the participant if the share units in the participant's account, if any, had been common shares, based on the Market Price of a common share on such date.

Assignment	Except pursuant to a will or by the laws of descent and distribution, share units are not assignable or transferable.

SHARE OPTION PLAN SUMMARY

The table below provides a summary of the principal terms of our Share Option Plan. For additional detail, please refer to the full text of the plan, which can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Provision	Description
Term/ Vesting

The Board shall receive recommendations of management and shall determine those Eligible Persons to whom Options should be granted, the number of Options to be granted, the vesting of the Options, the expiry of the Options and any other terms and conditions of the grant.

In the event the Board makes no specific determination as to the terms of an option, the default terms are as follows:

  Options shall expire after a period of five years.
  1/3 of the Option grant shall vest after one year; 1/3 of the Option grant shall vest after two years; and 1/3 after three years if the expiration date for an Option falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period.

Market Price

The Option Plan provides that the exercise price of an Option shall not be less than the Market Price, which price is defined as the closing price of the common shares on the last trading date prior to the date on which the Option grant is approved by the Board; provided that if such Board approval occurs during a Blackout Period then such last trading date shall be deemed to be the trading date immediately preceding the date the Blackout Period expires.

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Cashless Exercise

The Company may permit an Optionee to elect to pay the Option Price by authorizing a third party to sell Shares (or a sufficient portion of such Shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Option Price and any tax withholding resulting from such exercise.

Insider Participation Limit

The Option Plan limits insider participation such that the maximum number of shares (i) issuable at any time and (ii) issued within any one-year period, to insiders under the Option Plan and any other security based compensation arrangement is 10% of the total number of common shares then issued and outstanding.

Termination and Retirement

The Option Plan provides that, in the event a participant is (i) terminated without cause, any vested Options granted to such participant will cease to be exercisable within a period of 60 days after the termination date or such longer period as determined by the Board (and the Board has the discretion to allow unvested Options to vest on the termination date or in accordance with any vesting schedule); and (ii) terminated for cause, each Option will cease to be exercisable immediately upon the termination date.

The Option Plan is silent with respect to which of the above provisions applies in the event of Resignation.

The Option Plan provides that, in the event of Retirement, the Options shall continue to vest and be exercisable in the normal course during the term of the Option.

Change of Control

If the Board determines a change of control is imminent, the company may give written notice to all Option holders advising them that, within 30 days of receiving such notice, each holder must advise the Board whether it desires to exercise its Options (including those that have not yet vested) prior to the closing of the change of control transaction. If the holder fails to notify the Board of its intent to exercise within such 30 day period, all rights of the holder will terminate so long as the proposed transaction is completed within 180 days.

If a change of control occurs and the Option Plan remains in effect and an Option holder is subject to termination within 12 months (other than "for cause" or as a result of Resignation), all Options outstanding shall immediately become exercisable.

If a change of control occurs and the Option Plan does not continue (and isn't replaced), or in the event of a wind-up, dissolution or liquidation, all Options shall immediately become exercisable.

Amendment Procedure

Subject to receipt of any required regulatory approval, the Board may, in its sole discretion, make the following amendments to the Option Plan:

(a) amending typographical, clerical and grammatical errors;

(b) reflecting changes to applicable securities laws;

(c) changing the termination provisions of an Option or the Option Plan which do not entail an extension beyond the original expiry date;

(d) including the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(e) ensuring that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Optionee may from time to time be resident or a citizen.

Notwithstanding the foregoing, the Company shall obtain requisite shareholder approval in respect of amendments to the Option Plan, to the extent such approvals are required by any applicable laws or regulations.

Assignment

Upon written notice from an Eligible Individual, any Option that might otherwise be granted to that Eligible Individual will be granted, in whole or in part, to an RRSP or a Holding Company. Otherwise, an Option is personal to the Optionee and is non-assignable.

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VIRTUAL AGM USER GUIDE

Getting Started

This year's annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer. By participating online, you will be able to view a live webcast of the meeting, ask questions online and submit your votes in real time. As usual, you may also provide voting instructions before the meeting by completing the form of proxy or voting information form that has been provided to you.

There are two ways to vote:

1. At our virtual meeting, and

2. By proxy, using the form sent by TMX Trust.

HOW TO VOTE AT THE VIRTUAL MEETING

If you are a registered shareholder and want to vote at the virtual meeting, do not complete the proxy form.

Click on 'I have a Control Number' and you will be prompted to enter your twelve digit TSX Control Number and the password hudbay2021 (case sensitive).

If you are a registered shareholder and wish to appoint a person other than the management nominees identified on the form of proxy to vote online at the meeting, you must first submit your proxy indicating who you are appointing. You or your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75.

IMPORTANT NOTICE FOR NON-REGISTERED (BENEFICIAL) HOLDERS:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to vote online at the meeting. They will be allowed to join the meeting as a guest at https://web.lumiagm.com/266110387.

If you are a non-registered holder and wish to attend and vote at the meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75.

Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy or voting instruction form must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. Failure to register the proxyholder with TSX Trust by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75 will result in the proxyholder not receiving a Control Number to participate in the Meeting and only being able to attend as a guest.

IN ORDER TO PARTICIPATE ONLINE:

Before the meeting:

1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/266110387 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Internet Explorer 11, Edge or Firefox.

2. All securityholders MUST register any 3rd party proxy appointments at tsxtrustproxyvoting@tmx.com. Failure to do so will result in the appointee not receiving login credentials and only being able to attend as a guest. See the instructions in the management information circular relating to the meeting for additional information.

3. Gather the information you need to access the online meeting:

Meeting ID: 266110387

Password: hudbay2021 (case sensitive)

To log in, you must have the following information:

Registered Holders

The twelve digit control number provided on your form of proxy provided by TSX Trust, which constitutes your user name. If you have appointed a 3rd party, register the appointment at tsxtrustproxyvoting@tmx.com.

Appointed Proxy

The user name provided by TSX via email, provided your appointment has been registered.

If you require technical assistance with the virtual meeting platform, please contact LUMI at https://go.lumiglobal.com/faq.

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